Exhibit 99.1

EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT

by and between

Connect Biopharma HongKong Limited

and

Simcere Pharmaceutical Co., Ltd.

Table of Contents

1.	DEFINITIONS	3
2.	LICENSE	12
3.	GOVERNANCE	15
4.	DEVELOPMENT AND REGULATORY MATTERS	18
5.	COMMERCIALIZATION	23
6.	MANUFACTURE AND SUPPLY	25
7.	PAYMENTS	26
8.	COMPLIANCE WITH LAWS	30
9.	INTELLECTUAL PROPERTY	32
10.	CONFIDENTIALITY	37
11.	REPRESENTATIONS AND WARRANTIES, COVENANTS	40
12.	BOOKS AND RECORDS; AUDIT RIGHTS	44
13.	TERM; TERMINATION	45
14.	INDEMNIFICATION; INSURANCE	52
15.	DISPUTE RESOLUTION	54
16.	MISCELLANEOUS PROVISIONS	56

EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT

RECITALS

Whereas, Licensor is in Control (as defined below) of certain intellectual property and other rights related to the Licensed Compound (as defined below).

Whereas, Licensee agrees to obtain from Licensor an exclusive license under such intellectual property and other rights to Exploit the Licensed Compound in the Field (as defined below) in the Territory (as defined below).

Now Therefore, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

1. DEFINITIONS

The following capitalized terms shall have the meanings indicated for purposes of this Agreement.

1.1. “Accounting Standards” shall mean (a) the International Financial Reporting Standards (“IFRS”) as promulgated by the IFRS® Foundation or its successor organization, or (b) any other accounting standards that are agreed by both Parties in good faith.

1.2. “Affiliate” shall mean, as to any entity, any Person which directly or indirectly controls, is controlled by, or is under common control with such entity. For purposes of the preceding definition, “control” in this Section shall mean beneficial ownership of fifty percent (50%) or more of the outstanding shares, stock or securities of such entity, the ability otherwise to elect a majority of the board of directors of such entity, the power to direct or cause the direction of the management and policies of such entity, or other managing authority over such entity.

1.3. “Applicable Laws” shall mean the applicable provisions of any and all national, supranational, regional, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidance, ordinances, judgments, decrees, directives, injunctions, orders, permits (including regulatory approvals), and regulatory requirements, of or from any court, arbitrator, Regulatory Authority or other governmental agency or authority having jurisdiction over or related to the subject activity or item, as they may be in effect from time to time.

1.4. “Applicable Territory” shall mean (a) with respect to Licensee, the Territory, and (b) with respect to Licensor, the rest of the world.

1.5. “Biologics License Application” or “BLA” shall mean a request submitted to the Regulatory Authority in the Territory for permission to market a biologic product in the Territory under the Applicable Laws.

1.6. “Biosimilar” shall mean, with respect to a Licensed Product in a Region, any biologic product that: (a) has received all necessary approvals including Regulatory Approvals from the applicable Regulatory Authority in such Region for being marketed and sold as a biologic product; (b) is Manufactured and Commercialized by a Third Party that is not any Permitted Sublicensee of Licensee, provided that such Third Party does not purchase or acquire such product in a chain of distribution that included any of Licensee, its Affiliates or their Permitted Sublicensees; and (c) is approved as a biosimilar to the Licensed Product in terms of safety, quality and efficacy for use in such Region by the applicable Regulatory Authority pursuant to the then-current Regulatory Approval processes and standards governing Regulatory Approvals of biosimilars in such Region.

1.7. “Business Day” shall mean a day other than Saturday, Sunday or any day that banks in New York, the United States or Shanghai, China are required or permitted to be closed.

1.8. “Calendar Quarter” shall mean each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1; provided that (a) the first Calendar Quarter hereunder shall be deemed to commence upon the Effective Date and (b) the final Calendar Quarter hereunder shall be deemed to expire upon the effective date of the expiration or termination of this Agreement.

1.9. “Calendar Semi-annual Period” shall mean each successive period of six (6) calendar months commencing on January 1 and July 1; provided that (a) the first Calendar Semi-annual Period hereunder shall be deemed to commence upon the Effective Date and (b) the final Calendar Semi-annual Period hereunder shall be deemed to expire upon the effective date of the expiration or termination of this Agreement.

1.10. “Calendar Year” shall mean (a) for the first calendar year, the period commencing on the Effective Date and ending on December 31, 2023, (b) for each successive period, beginning on January 1 and ending twelve (12) consecutive calendar months later on December 31, and (c) for the calendar year in which this Agreement expires or is terminated, the period beginning on January 1 of such calendar year and ending on the effective date of the expiration or termination of this Agreement.

1.11. “Clinical Study” means a human clinical study conducted on sufficient numbers of human subjects that is designed to (a) establish that a pharmaceutical product is reasonably safe for continued testing, (b) investigate the safety and efficacy of the pharmaceutical product for its intended use, and to define warnings, precautions and adverse reactions that may be associated with the pharmaceutical product in the dosage range to be prescribed or (c) support Regulatory Approval of such pharmaceutical product or label expansion of such pharmaceutical product. Without limiting the foregoing, Clinical Studies include any Phase I clinical trial, Phase II clinical trial, Phase III clinical trial, or Phase IV clinical trial (as well as bioequivalence (BE) test as applicable in the PRC) conducted by or on behalf of one or both Parties in connection with this Agreement.

1.12. “COGs” means the fully-burdened manufacturing, auditable costs in USD or RMB, as determined in accordance with IFRS, of Manufacturing and supplying the Licensed Compound or any Licensed Product(s) in either drug substance and finished drug product form ready for use, as applicable for non-clinical studies and Clinical Studies purposes and Commercial purposes.

1.13. “Commercialize” or “Commercialization” shall mean to market, promote, advertise, exhibit, distribute (including storage for distribution or inventory), detail, sell (including to offer for sale or contract to sell) or otherwise commercially Exploit (including to conduct pricing and reimbursement activities) a pharmaceutical or biological compound or product, or to conduct any activities directed to any of the foregoing (including importing and exporting activities in connection therewith). For the avoidance of doubt, the term “Commercialize” or “Commercialization” shall exclude any activities related to Development, Manufacture, or the [***].

1.14. “Commercially Reasonable Efforts” shall mean, with respect to a Party, [***]

1.15. “Confidential Information” shall mean, subject to the terms and conditions herein, any confidential or proprietary information, and any other information relating to any research project, document, work in process, development, scientific, engineering, manufacturing, marketing or business plan, financial or personnel matter relating to a Party or any of its Affiliates, or any of its present or future products, sales, suppliers, customers, employees, investors or business disclosed, shared, or made available under this Agreement by a Party or any of its Affiliates, whether in oral, written, graphic or electronic form. Without limiting the generality of the foregoing, the Parties agree that the financial terms of this Agreement, the Parties’ communication hereunder, the Technology Transfer Plan, the Development Plan and the Commercialization Plan will be considered each Party’s Confidential Information.

1.16. “Control”, with respect to a Party, shall mean the possession of such Party of the ability to grant a license, sublicense, a right to access, a right to use, or other right (as applicable) to the other Party without (a) violating the terms of any agreement or other arrangement with any Third Party or (b) incurring any financial or other obligation to any Third Party by the other Party.

1.17. “Current Cell Line” shall mean the cell line as set forth in Exhibit F.

1.18. “Develop” or “Development” shall mean to conduct any non-clinical or clinical drug research or development activities, whether before or after the Regulatory Approval, including drug metabolism and pharmacokinetics, translational research, toxicology, pharmacology, test method development and stability testing, process and packaging development and improvement, process validation, process scale-up, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, conduct of clinical trials, regulatory affairs, the preparation and submission of regulatory filings, clinical trial regulatory activities, or any other activities directed towards obtaining or maintaining the Regulatory Approval of any pharmaceutical or biological compound or product. Development includes use and importation of the relevant compound or product to conduct such development activities. Development does not include Commercialization activities.

1.19. “Exploit” or “Exploitation” shall mean, with respect to any pharmaceutical or biological compound or product, to Develop, Manufacture, have Manufactured, use, Commercialize, import, export, obtain and maintain the Regulatory Approvals and applicable pricing or reimbursement approvals.

1.20. “Field” shall mean all human diseases, symptoms, conditions, or other indications.

1.21. “First Commercial Sale” shall mean, with respect to any Licensed Product, the first sale for economic value for end use or consumption of such Licensed Product by Licensee to an independent or unaffiliated Third Party in a jurisdiction after the applicable Regulatory Authorities of such jurisdiction have granted the Regulatory Approvals of such Licensed Product. For clarity, the sale of a Licensed Product at nominal cost for indigent or similar public support or compassionate use programs shall not, in any case, be considered as a First Commercial Sale of such Licensed Product. [***]

1.22. “Force Majeure Event” shall mean an event beyond the reasonable control of the applicable Party, which may include act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, pandemic, fire, earthquake, flood, storm or like catastrophe, action or inaction of any governmental authority, or any other event similar to those enumerated above.

1.23. “FTE” means the equivalent of the work of one appropriately qualified individual working on a full-time basis in performing work in connection with this Agreement for a [***] period (consisting of at least a total of [***] of dedicated effort related to scientific, technical or operational work (excluding administrative services).

1.24. “FTE Rate” means a rate of (a) [***] (b) [***] (c) [***] and (d) [***]

1.25. “Good Clinical Practices” or “GCP” shall mean the then-current standards, practices and procedures promulgated or endorsed by the FDA, the NMPA or other applicable Regulatory Authority, for designing, conducting, recording, analyzing and reporting clinical trials that involve the participation of human subjects, as may be amended from time to time. For clarity, with respect to Licensee, the term “Good Clinical Practices” or “GCP” shall mean such then-current standards, practices and procedures promulgated or endorsed by the NMPA or other applicable Regulatory Authority in the corresponding region, for designing, conducting, recording, analyzing and reporting clinical trials that involve the participation of human subjects, as such standards, practices and procedures may be amended from time to time.

1.26. “Good Laboratory Practices” or “GLP” shall mean the then-current good laboratory practice standards promulgated or endorsed by the FDA, the NMPA or other applicable Regulatory Authority, for nonclinical laboratory studies that support or are intended to support applications to conduct research on human subjects or to obtain any regulatory approval, as may be amended from time to time. For clarity, with respect to Licensee, the term “Good Laboratory Practices” or “GLP” shall mean such then-current good laboratory practice standards promulgated or endorsed by the NMPA or other applicable Regulatory Authority in the corresponding region, for nonclinical laboratory studies that support or are intended to support applications to conduct research on human subjects or to obtain any regulatory approval, as such standards may be amended from time to time.

1.27. “Good Manufacturing Practices” or “GMP” shall mean the then current good Manufacturing Practice standards promulgated or endorsed by the FDA, the NMPA or other applicable Regulatory Authority for manufacturing of pharmaceutical or biological products, as may be amended from time to time. For clarity, with respect to Licensee, the term “Good Manufacturing Practices” or “GMP shall mean such then-current good manufacturing practice standards promulgated or endorsed by the NMPA or other applicable Regulatory Authority in the corresponding region for manufacturing of pharmaceutical or biological products, as such standards may be amended from time to time.

1.28. “Improvements” shall mean any writing, invention, discovery, development, modification, technology or know-how with respect to the Licensed Compound and/or any Licensed Product, whether or not patentable, that is conceived, reduced to practice, discovered, Developed or otherwise created at any time, (a) as a result of the conduct of the activities contemplated by this Agreement, or (b) using, benefiting from, incorporating, referencing, based on, or deriving from any Licensed Patents, Licensed Know-How, and/or Confidential Information of Licensor, whether by or on behalf of either Party or jointly by both Parties, including, without limitation, in each case through Affiliates, Permitted Sublicensees, or Subcontractors or with any other Third Parties, which is necessary or reasonably useful for the Exploitation of such Licensed Compound or Licensed Product, including, without limitation, any enhancement in the efficiency, operation, manufacture, cost of manufacture, ingredients, preparation, presentation, formulation, mean of delivery or dosage, use, or methods of use or packaging of such Licensed Compound or Licensed Product, any discovery or Development of any new or expanded indications for such Licensed Compound or Licensed Product, and/or any discovery or Development that improves the stability, safety or efficacy of such Licensed Compound or Licensed Product. For the avoidance of doubt, the term “Improvements” shall also include any writing, invention, discovery, development, modification, technology or know-how with respect to the Licensed Compound and/or any Licensed Product that (x) are reduced to practice, discovered, Developed or otherwise created at any time by Licensor outside of any activities contemplated by this Agreement as long as (y) satisfy the definition as provided herein.

1.29. “Knowledge”, with respect to any representation or warranty or other statement in this Agreement qualified by knowledge of a Party, [***].

1.30. “Licensed Compound” shall mean CBP-201 with the chemical structure as set forth in Exhibit A and [***]

1.31. “Licensed Know-How” shall mean all know-how, including scientific, technical, regulatory, commercial, or other information, results, or data, related to the Licensed Compound and/or any Licensed Product, owned or Controlled by Licensor or its Affiliates as of the Effective Date, or becomes owned or Controlled by Licensor or its Affiliates (including jointly with Licensee or its Affiliates) during the Term, that is necessary or reasonably useful for Licensee to Develop, Manufacture, and Commercialize the Licensed Compound and/or any Licensed Product, solely in the Field, in each case within the Territory, including the know-how set forth in Exhibit B, which if needed will be updated annually by Licensor (excluding any such know-how already known to or co-owned by Licensee). For clarity, with respect to jointly owned know-how, the term “Licensed Know-How” shall only apply to Licensor’s title, right, or interest and shall exclude the Licensee’s (or its Affiliates’) title, right, or interest in or to such Jointly owned know-how.

1.32. “Licensed Patents” shall mean all patent rights, including rights to patents, patent applications, divisions, continuations, or continuations-in-part, and if any, reissues, reexams, extensions, renewals or restorations of any of the foregoing by existing or future extension, renewal or restoration mechanisms, including supplementary protection certificate, patent term adjustment, patent term extensions or the equivalent thereof etc., owned or Controlled by Licensor or its Affiliates as of the Effective Date, or becomes owned or Controlled by Licensor or its Affiliates (including jointly with Licensee or its Affiliates) during the Term, that (a) contain one or more claims that cover any Licensed Know-How (including any Licensed Know-How related to formulation, composition, manufacture and/or use of the Licensed Compound and/or any Licensed Product with or without device) and/or (b) are necessary or reasonably useful for Licensee to Develop, Manufacture, and Commercialize the Licensed Compound and/or any Licensed Product, solely in the Field, in each case within the Territory, including the patents set forth in Exhibit B, which will be updated annually by Licensor (excluding any such patent rights already known to or co-owned by Licensee). For clarity, with respect to a Jointly owned patent or patent application, the term “Licensed Patent” shall only apply to Licensor’s title, right, or interest and shall exclude the Licensee’s (or its Affiliates’) title, right, or interest in or to such Jointly owned patent or patent application.

1.33. “Licensed Product” shall mean one or more pharmaceutical products containing a Licensed Compound as the sole active ingredient or in combination with one or more other active ingredients, each in any formulation, dosage form, or mode of administration.

1.34. “Licensed Product Trademarks” shall mean the Trademark(s) used or anticipated to be used by a Party or its Affiliates or Permitted Sublicensees (in the case of Licensee) for the Exploitation of the Licensed Compound or a Licensed Product in such Party’s Applicable Territory, and any registrations thereof or any pending applications relating thereto.

1.35. “Licensed Technology” shall mean the Licensed Patents and the Licensed Know-How.

1.36. “Manufacture” or “Manufacturing” shall mean to conduct or have conducted any activities directed to producing, making, scaling up, processing, filling, finishing, packaging, labeling, quality assurance testing and release, post-marketing validation testing, shipping, and storage at manufacturing facilities of any pharmaceutical or biological compound or product, or any component thereof (including production of drug substance and drug product, in bulk form, whether for Development or Commercialization).

1.37. “Net Sales” shall mean with respect to any Licensed Product during any period, the tax excluded gross amount billed by Licensee, its Affiliates, and/or their Permitted Sublicensees for sale (excluding sales for use in Clinical Trials or other scientific testing or any compassionate use programs or any donations) of such Licensed Product to independent or unaffiliated Third Parties during such period, less the following deductions, to the extent actually incurred, allowed or paid with respect to such sale by the Licensee, its Affiliates, and/or their Permitted Sublicensees, in each case, calculated in compliance with the applicable Accounting Standards on a consistent basis:

1.37.1. [***]

1.37.2. [***]

1.37.3. [***]

1.37.4. [***] and

1.37.5. [***].

[***]

1.38. “NMPA” shall mean the National Medical Products Administration in China, including its internal institutions such as the Center for Drug Evaluation (CDE), or any successor agency with a similar scope of responsibility regarding the regulation of human pharmaceutical and biological products in China.

1.39. “NRDL” shall mean the National Reimbursement Drug List in China.

1.40. “New Cell Line” shall mean the cell line as set forth in Exhibit G.

1.41. “Official” shall mean any official, employee, or representative of, or any other person acting in an official capacity for or on behalf of, any (i) national, federal, state, provincial, or local government, including any entity owned or controlled thereby, (ii) political party, party official, or political candidate, or (iii) public international organization.

1.42. “Patent” shall mean any patent right, including any patent, patent application, division, continuations, or continuations-in-part, and if any, reissue, reexam, extension, renewal or restoration of any of the foregoing by existing or future extension, renewal or restoration mechanisms, including supplementary protection certificate, patent term adjustment, patent term extensions or the equivalent thereof etc.

1.43. “Person” shall mean any individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture, unincorporated organization or association, or governmental authority.

1.44. “Mainland China” shall mean the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong, Macau and Taiwan).

1.45. “Product Data” shall mean any and all data relating to or arising out of the Development, Improvement or Manufacture of the Licensed Compound or any Licensed Product that is necessary or reasonably useful for the Exploitation of the Licensed Compound or any Licensed Product in the Field, including data collected or resulting from pre-clinical studies or clinical trials, CMC data, other non-clinical data, other clinical data, other Developmental data, other manufacturing records and information, and supporting documentation (e.g., protocols, format of case report forms, analysis plans) relating to pre-clinical studies, clinical trials or other Developmental, or Manufacturing activities with respect to the Licensed Compound or any Licensed Product.

1.46. “Region” shall mean each of the Mainland China, the Hong Kong Special Administrative Region (Hong Kong), the Macau Special Administrative Region (Macau), and Taiwan.

1.47. “Regulatory Approvals” shall mean all approvals, licenses, or permits necessary for the Development, Manufacture, and Commercialization of any Licensed Product in the applicable country or jurisdiction, which may include satisfaction of all applicable regulatory and notification requirements.

1.48. “Regulatory Authority” shall mean any national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity whose review, approval or authorization is necessary for the Development, Manufacture, and/or Commercialization of a Licensed Product.

1.49. “Regulatory Documents” shall mean any filing, application or submission with any Regulatory Authority, together with authorizations, approvals or clearances arising from the foregoing, including clinical trial applications, BLAs and Regulatory Approvals or their equivalents in any jurisdiction, and all written notification, written correspondence or written communication with or from the relevant Regulatory Authority, as well as minutes of any material meetings, telephone conferences or discussions with the relevant Regulatory Authority, in each case, with respect to the Licensed Compound or any Licensed Product.

1.50. “Royalty Term” shall mean the period commencing on the date of First Commercial Sale of a Licensed Product in the Territory and continue until the later of (a) twelve (12) years following the First Commercial Sale of such Licensed Product in the Territory, (b) the expiration of the last-to-expire Valid Claim of the Licensed Patents that have been granted or are pending as of the Effective Date, or (c) the expiration of the last-to-expire regulatory exclusivity for such Licensed Product in the Territory (for clarity, such regulatory exclusivity shall not be considered for the Royalty Term as long as any Biosimilar is launched in the Territory).

1.51. “Subcontractor” shall mean each of the contract research organizations (CROs), contract manufacturing organizations (CMOs), distributors or other Third Parties that either Party or any of its Affiliates or Permitted Sublicensees engages to perform activities related to the Development, Commercialization and Manufacture of the Licensed Compound or any Licensed Product.

1.52. “Territory” shall mean all of the Regions (as defined above).

1.53. “Third Party” shall mean any Person other than Licensor or Licensee, or an Affiliate of Licensor or Licensee.

1.54. “Valid Claim” shall mean [***] an unexpired claim of an issued patent within the Licensed Patents which has not been found to be unpatentable, invalid or unenforceable by a court or other authority in the applicable country or jurisdiction, from which decision no appeal is taken or can be taken; [***]

2. LICENSE

2.1. License Grant. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee, during the Term of this Agreement, an exclusive (subject to this Section 2.1 and Section 13.1), royalty-bearing, non-transferable (except in accordance with Section 16.6), sub-licensable (subject to Section 2.2 and through multiple tiers) license under the Licensed Technology to Develop, have Developed, Manufacture, have Manufactured, Commercialize, have Commercialized, otherwise Exploit, and otherwise have Exploited the Licensed Compound and/or any Licensed Product in the Field in the Territory (the “License”). For the avoidance of doubt, the License granted to Licensee under this Agreement shall not refrain Licensor (including through Affiliates, Subcontractors, or other Third Parties) from conducting and completing Development and Manufacture activities for the Licensed Compound or any Licensed Product in the Territory (i) solely to fulfill Licensor’s obligations under this Agreement, including, without limitation, with respect to (x) completing the ongoing CBP-201 China pivotal clinical trial in Atopic Dermatitis (AD) in the Territory (https://clinicaltrials.gov/ct2/show/NCT05017480) (the “Pivotal Trial”), (y) completing clinical trials for CBP-201-CN003 (NMPA Clinical Trial Registration No. CTR20231224) and CBP-201-CN004 (NMPA Clinical Trial Registration No. CTR20231708), and (z) conducting and completing any other activities assigned to Licensor as provided in the Technology Transfer Plan, the Development Plan, and the Commercialization Plan, each of which (x), (y), and (z) shall be conducted and completed in accordance with this Agreement, or (ii) to support Development, Manufacture, and/or Commercialization of the Licensed Compound or any Licensed Product outside the Territory, including, without limitation, with respect to seeking any Regulatory Approvals of such Licensed Compound or Licensed Product outside the Territory, which, for clarification, the License granted to Licensee under this Agreement shall exclude Licensor from Commercializing or having Commercialized the Licensed Compound and/or any Licensed Product in the Field in the Territory.

2.2. Sublicensing. The License is sub-licensable; provided that Licensee shall not grant any sublicense to any Third Party under the License or otherwise transfer any rights under this Agreement (in each case, “Sublicensing”) without Licensor’s prior written consent. Any such permitted sublicense shall be in writing (any sublicensee of such permitted sublicense, a “Permitted Sublicensee”) and shall not permit further sublicensing without Licensor’s prior written consent. If the License is sublicensed to an Affiliate of Licensee, Licensee may grant sublicenses to such Affiliate without Licensor’s prior written consent, provided that Licensee shall provide a written notice thereof to Licensor. Licensee shall remain directly responsible to Licensor for all of Licensee’s obligations under this Agreement. Notwithstanding anything in this Agreement to the contrary, any such transaction involving Sublicensing (i) shall not conflict with any terms and conditions of this Agreement, (ii) shall not adversely affect and be subject to Licensor’s rights under this Agreement, and (iii) shall not relieve Licensee from any of its obligations hereunder, including without limitation, any payment obligations under Article 7.

2.3. Performance by Affiliates and Subcontractors. Licensee may perform some but not all of its obligations under this Agreement through its Affiliates and Subcontractors; provided, however, that (i) Licensee shall promptly notify Licensor in writing of any contract research organizations (CROs) or contract manufacturing organizations

(CMOs) that become Subcontractors and cause its Affiliates and Subcontractors to comply with the terms and conditions of this Agreement for such performance and (ii) Licensee shall remain directly responsible to Licensor for all such obligations performed through its Affiliates and Subcontractors. Licensee shall ensure that any agreements with its Subcontractors regarding the performance of any obligations hereunder do not conflict with this Agreement. Subcontractors shall not be deemed Permitted Sublicensees for purposes of this Agreement notwithstanding such Subcontractor being granted a limited, non-exclusive license solely to perform services on Licensee, its Affiliates’ or Permitted Sublicensees’ behalf.

2.4. Technology Transfer. Subject to the compliance with Applicable Laws and to the extent not already provided, Licensor shall promptly use Commercially Reasonable Efforts to transfer to Licensee all Licensed Know-How pursuant to the Technology Transfer Plan as set forth in Exhibit E (the “Technology Transfer Plan”) to the extent such transfer is necessary or reasonably useful for Licensee (a) to exercise its rights under the licenses granted in this Agreement or (b) to undertake activities assigned to it under the Development Plan or Commercialization Plan in this Agreement.

2.4.1. Delivery of Drug Substance and Drug Product. Within [***] after the Effective Date, Licensor shall deliver to Licensee [***] of the drug substance and [***] of the drug product for testing purposes.

2.4.2. Fees. Licensor shall provide free of charge assistance to Licensee for the activities specified in this Section 2.4; and any assistance exceeding what is specified in this Section 2.4 shall be charged to Licensee at Licensor’ FTE Rates as defined herein. Licensee shall reimburse Licensor and its Affiliates for the out-of-pocket costs and expenses (including, without limitation, those charged by CMOs and other Subcontractors to support any technical assistance requested pursuant to this Section 2.4), provided that any such out-of-pocket costs or expenses shall be specifically pre-approved by Licensee.

2.5. No Implied Licenses. Except as explicitly set forth in this Agreement, Licensor shall not be deemed to grant to Licensee any license or other rights under any intellectual property rights (whether by implication, estoppel or otherwise).

2.6. Diligence. Licensee shall use Commercially Reasonable Efforts to apply for Regulatory Approvals for the Licensed Compound and/or a Licensed Product, as applicable, in the Field in the Territory and to conduct clinical trials, other Development work, and Manufacture and Commercialization activities. Without limiting the foregoing, Licensee shall use Commercially Reasonable Efforts to proceed in accordance with the Development Plan and the Commercialization Plan (each, as defined below), including, without limitation, to use Commercially Reasonable Efforts to allocate sufficient time, effort, equipment and facilities, and sufficient personnel with required skills and experience, to conduct such clinical trials, other Development work, and Manufacture and Commercialization activities, and to explore new indications as mutually agreed upon by the Parties. For any other indication in the Field, Licensee shall use Commercially Reasonable Efforts to develop a Development Plan and conduct Development work in accordance with such Development Plan. [***] and (b) [***]

2.7. No Competitive Products. During the Term, without either Party’s prior written consent, the other Party or its Affiliates or Permitted Sublicensee shall not engage, alone or in conjunction with any Third Party, in the Development or Commercialization of a Competitive Product in the Territory. For the avoidance of doubt, subject to the conditions and terms of the Agreement, either Party (including through Affiliates, subcontractors, or other Third Parties) has the right to conduct and complete development and manufacture activities for a Competitive Product in the Territory to support development and manufacture, including regulatory approvals, of such Competitive Product outside the Territory. “Competitive Product” shall mean [***] For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, this Agreement does not convey to Licensee or its Affiliates or Permitted Sublicensee any license or right to, and Licensee and its Affiliates and Permitted Sublicensee shall not use, any Licensed Technology or any other intellectual property of Licensor in connection with any Competitive Product.

3. GOVERNANCE

3.1. Joint Steering Committee

3.1.1. Establishment and Responsibilities. Promptly following the Effective Date, but in no event later than [***] after the Effective Date, the Parties will form a joint steering committee (the “JSC”) to provide oversight and to facilitate information sharing between the Parties with respect to the activities of the Parties under this Agreement. In addition to its overall responsibility to provide oversight and to facilitate information sharing between the Parties with respect to the activities of the Parties under this Agreement, the JSC will:

3.1.1.1. coordinate and share information with respect to the Development, Manufacturing and Commercialization of the Licensed Compound or any Licensed Product (x) in the Territory by Licensee, its Affiliates or Permitted Sublicensees, or their Subcontractors and (y) in and outside the Territory by Licensor, its Affiliates, licensees (including sublicensees), or Subcontractors;

3.1.1.2. coordinate and oversee activities relating to conducting clinical trials and seeking Regulatory Approvals for the Licensed Compound or any Licensed Product, including, for instance, but not limited to (i) reviewing the Development Plan and any amendments thereto, (ii) reviewing and discussing any matters related to obtaining and maintaining the Regulatory Approvals for the Licensed Compound or any Licensed Product in the Field, (iii) coordinate and share information with respect to the Development activities, and all necessarily filing and registration activities for the Regulatory Approvals of the Licensed Compound or any Licensed Product;

3.1.1.3. attempt to resolve in the first instance all matters between the Parties that are in dispute; and

3.1.1.4. have such other responsibilities as may be assigned to the JSC pursuant to this Agreement or as may be mutually agreed upon by the Parties from time to time.

3.1.2. Membership. The JSC will consist of an equal number of representatives for each Party, with up to [***] representatives appointed by each Party. A Party may change any of its representatives on the JSC at any time with a new person (with appropriate expertise to replace the outgoing member) by giving written notice to the other Party; provided, however, that, without limiting the generality of the foregoing, a key objective with respect to membership in the JSC will be preserving continuity. The JSC shall be co-chaired by one designated representative of each Party. The co-chairpersons shall be responsible for calling meetings, preparing and issuing minutes of each such meeting [***] thereafter, and preparing and circulating an agenda for the upcoming meeting; provided that the co-chairpersons shall consider including any agenda items proposed by either Party no less than [***] prior to the JSC meeting, for which the agenda is prepared and circulated. One member of the JSC shall serve as secretary of the JSC at each JSC meeting, and the secretary shall alternate from meeting to meeting between a Licensee JSC member and a Licensor JSC member.

3.1.3. Meetings. The JSC shall hold at least [***] per [***]; provided, that the JSC shall meet more or less frequently as Licensee and Licensor mutually agree. Meetings of the JSC shall be effective only if at least one (1) representative of each Party is present or participating. The JSC may meet either in person at such locations as the Parties may agree or by audio or video teleconference. Other representatives of each Party involved with the Licensed Compound or Licensed Product may attend meetings as non-voting participants, subject to the confidentiality provisions set forth in Article 10. Additional meetings of the JSC may also be held with the consent of each Party, including to resolve disputes, disagreements or deadlocks in any Subcommittees or as otherwise required under this Agreement, and neither Party shall unreasonably withhold its consent to hold such additional meetings.

3.1.4. Decision-Making. The JSC may make decisions with respect to any subject matter that is subject to its authority and functions as set forth in Section 3.1. [***] If the JSC cannot reach consensus on a given matter within [***] after such matter is brought to the JSC for resolution, such disagreement shall be referred to senior executives of the Parties for resolution. If the senior executives do not resolve such matter within [***] days after such matter has been referred to them, then Licensee shall have the final decision making authority with respect to the Development, Manufacture and Commercialization of the Licensed Compound or any Licensed Product in the Territory; provided that [***]

3.2. Subcommittees. From time to time, the JSC may establish and delegate particular responsibilities to subcommittees (each, a “Subcommittee”). Each Subcommittee will be constituted and operate as the Parties reasonably and mutually determine in writing (including by e-mail); provided that each Subcommittee shall have equal representation from each Party.

3.3. Limitation of Authority. The JSC and any Subcommittee each shall only have the authority assigned expressly to it in this Agreement, and shall not have any power to amend, modify or waive compliance with this Agreement or create obligations on the Parties additional to the obligations expressly contemplated in this Agreement. Each Party shall retain the rights, powers and discretion granted to it under this Agreement and no such rights, powers or discretion shall be delegated or vested in the JSC and any Subcommittee unless such delegation or vesting is expressly provided for in this Agreement or the Parties expressly so agree in writing.

3.4. Information Sharing. Each Party shall keep the JSC reasonably informed as to the progress and activities in material aspects relating to the Development, Manufacturing and Commercialization of the Licensed Compound and/or any Licensed Product in such each Party’s Applicable Territory, and shall keep the JSC fully and promptly informed with respect to regulatory matters and meetings with the Regulatory Authorities in such each Party’s Applicable Territory, by way of written updates to the JSC or applicable Subcommittee in writing. In connection therewith, each Party shall use Commercially Reasonable Efforts to provide the other Party with such information regarding such progress and activities under the Development Plan, the Commercialization Plan, or otherwise relating to the Licensed Compound and/or any Licensed Product upon the other Party’s reasonable request (e.g., in reasonable frequency, reasonable format, reasonable quantity, and other reasonable conditions) in writing. For the avoidance of doubt, the progress and activities as provided in this Section 3.4 shall include, without limitation, those arising from or relating to [***]

3.5. Minutes of Committee Meetings. Definitive minutes of all meetings of the JSC or any Subcommittee shall be finalized no later than [***] after each meeting. The minutes shall be approved by each Party not later than the first order of business at the immediately succeeding meeting of JSC or any Subcommittee.

3.6. Expenses. Each Party shall be responsible for all of its own expenses incurred in connection with participating in the JSC meetings or any of the Subcommittee meetings.

3.7. Alliance Managers. Promptly following the Effective Date, each Party shall appoint and notify the other Party of the identity thereof in writing (including by e-mail), one (1) senior representative to act as its alliance manager under this Agreement (each, an “Alliance Manager”). The Alliance Managers shall serve as the contact point between the Parties and will be primarily responsible for facilitating the flow of information and otherwise promoting communication, coordination and collaboration between the Parties.

4. DEVELOPMENT AND REGULATORY MATTERS

4.1. Development Obligations

4.1.1. As between the Parties, (i) Licensee shall be the marketing authorization holder (MAH) of any Licensed Product in the Field in the Territory; (ii) Licensee shall be the applicant, or entitled, at its sole discretion, to designate and modify the designation of applicants, for any clinical trials for the Licensed Compound and any Licensed Product in the Field in the Territory; (iii) Licensee shall, subject to the terms and conditions in this Section 4.1, be responsible for applying or procuring the application for any and all Regulatory Approvals of the Licensed Compound and any Licensed Product for any indications in the Field in the Territory, including, without limitation, any application to the NMPA for the BLA approval; (iv) upon Licensee’s request in writing, Licensor shall transfer or procure the transfer of any clinical trials to Licensee or its designate (including, without limitation, the applicants thereof); and (v) Licensor will be responsible for, [***], continuing and completing (x) the ongoing Pivotal Trial and (y) clinical trials for CBP-201-CN003 and CBP-201-CN004 with Licensee providing any reasonable assistance [***] In addition to the trials or studies required for the BLA approval for the Licensed Product in the treatment of Atopic Dermatitis (AD) prior to the launch of the Licensed Product in the Territory and subject to the terms and conditions herein, Licensee shall, at its own costs and expenses, be solely responsible for any trial or study conducted in the Territory. Licensee shall register, or will cause the sponsor of any studies and clinical trials involving the Licensed Product to register (if Licensee is not the sponsor) such studies and clinical trials on, and report the results of such studies and clinical trials to, the appropriate registry or database as required by the Applicable Laws. For clarity, except as set forth in this Agreement, Licensee shall be solely responsible for any costs and expenses related to its pursuing any activities with respect to the Licensed Compound and any Licensed Product in the Field in the Territory.

4.1.2. Each Party shall use Commercially Reasonable Efforts to Develop the Licensed Compound and any Licensed Product in the Field in the Territory pursuant to a development plan that will include a description of the Development activities to be performed in support of obtaining the Regulatory Approvals for the Licensed Product in the Field in the Territory, including study and clinical trial designs, and projected resources and timelines for the completion of such activities, as well as Licensor’s Development activities, projected resources, and timelines for the completion of such activities in (a) conducting the Pivotal Trial, (b) conducting clinical trials for CBP-201-CN003 (NMPA Clinical Trial Registration No. CTR20231224) and CBP-201-CN004 (NMPA Clinical Trial Registration No. CTR20231708), and (c) supporting Licensee for the completion of any activities (including without limitation providing any documentations, data, results, reports, or other information as requested by any Regulatory Authority in the Territory) (as such development plan may be amended, the “Development Plan”). Exhibit C contains a high-level initial Development Plan and shall constitute the basis of the Development Plan, which Licensee shall create and submit to the JSC for review and discussion. The Development Plan may be amended from time to time by Licensee in good faith and consistent with the amendment for its internally developed products of a similar nature; provided that such amendment shall be timely reported to the JSC and/or Subcommittee for review, as appropriate, whereby Licensee shall consider Licensor’s reasonable comments. The Development Plan, as amended, shall include reasonably detailed information.

4.1.3. Each Party, its Affiliates and Permitted Sublicensees, and their Subcontractors, shall perform Development obligations under this Agreement (including, without limitation, the Development Plan) in a good scientific manner and in compliance with all Applicable Laws, GLP, GMP, and GCP, including with respect to each such activity that will or would reasonably be expected to be reviewed by the NMPA in support of any regulatory filing or application for any Regulatory Approval. For clarity, Licensor shall provide any documentation, data, result and other information, make available any relevant personnel, and provide any other assistance in the event that a Regulatory Authority in the Territory so request in its reviewing any Regulatory Approval for the Licensed Compound and/or any Licensed Product.

4.1.4. Each Party shall maintain complete and accurate records of all work conducted by or on behalf of such Party or its Affiliates or Permitted Sublicensees in accordance with the Development Plan and/or in furtherance of the Development of the Licensed Product in the Territory and all material results, data and Developments made in conducting such activities. Such records shall be maintained in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes and in accordance with the Applicable Laws.

4.2. Development Reports. Within [***] following the end of each Calendar Year in which activities described in the Development Plan are ongoing, the Parties shall exchange reports in reasonable detail of the progress and updates with respect to the Development Plan, and the status and results of the studies, clinical trials, and other Development work with respect to the Licensed Compound and Licensed Product. With respect to any report prepared by any Party, the other Party shall have the opportunity to discuss each such report and its contents with such any Party, either through the JSC or in any other manner reasonably acceptable to the other Party, and such any Party shall use Commercially Reasonable Efforts to provide additional documentation or information pertinent to activities described in the Development Plan as requested by the other Party.

4.3. Regulatory Activities. Unless otherwise agreed in writing by the Parties, Licensee shall be solely responsible for all regulatory activities, at its costs and expenses, for the Licensed Compound and any Licensed Product in the Field in the Territory, both before and after obtaining the first Regulatory Approvals for such Licensed Product in the Field in the Territory, and Licensor shall provide Licensee, as a part of technology transfer, with any documentations, data, results, or other information if such documentations, data, results, or other information that are requested by NMPA or other Regulatory Authority in the Territory; and other reasonable assistance upon Licensee’s request in writing.

4.3.1. Regulatory Filings; Ownership; Communications. Unless otherwise agreed in writing by the Parties, Licensee shall apply for, update and maintain, at its own costs and expenses, all Regulatory Documents relating to the Licensed Compound and the Licensed Product in the Field in the Territory. All Regulatory Documents relating to the Licensed Compound and the Licensed Product in the Field in the

Territory shall be owned by Licensee or its Affiliate, except for any Regulatory Documents that are required under the Applicable Laws to be filed in Licensor’s name. Except for the Regulatory Documents for the Pivotal Trial, Licensee shall be responsible, at its own costs and expenses, for all communications and interactions with any Regulatory Authority with respect to the Licensed Compound and the Licensed Product in the Field in the Territory, both prior to and subsequent to receipt of any Regulatory Approvals. For the avoidance of doubt, Licensee shall have the sole decision authority on all regulatory matters for the Licensed Compound and any Licensed Product in the Territory. Each Party shall keep the other Party abreast of any material communication received from or submitted to Regulatory Authorities in such each Party’s Applicable Territory. To the extent Licensor receives any written or oral communications from any Regulatory Authority in or outside the Territory, Licensor shall timely notify Licensee of such communication.

4.4. Right of Reference and Use.

4.4.1. Licensee hereby grants to Licensor a right of reference during the Term to all Regulatory Documents pertaining to the Licensed Compound and any Licensed Product submitted to the Regulatory Authorities in the Territory by or on behalf of Licensee, its Affiliates or Permitted Sublicensees and any Product Data made available to Licensor by Licensee pursuant to Section 4.5, for the purpose of seeking, obtaining and maintaining the Regulatory Approvals of any Licensed Product outside the Territory. If requested by Licensor, Licensee shall, and shall cause its Affiliates or Permitted Sublicensees, to provide a signed statement to this effect in accordance with the Applicable Laws.

4.4.2. Licensor hereby grants to Licensee a right of reference during the Term to all Regulatory Documents pertaining to the Licensed Compound and Licensed Product in the Field submitted to the Regulatory Authorities outside the Territory by or on behalf of Licensor or its Affiliates and any Product Data made available to Licensee by Licensor pursuant to Section 4.5, for the purpose of seeking, obtaining and maintaining the Regulatory Approvals of the Licensed Product in the Field in the Territory. If requested by Licensee, Licensor will, or will cause its Affiliates to, provide a signed statement to this effect in accordance with the Applicable Laws.

4.5. Data Exchange and Use.

4.5.1. Upon Licensor’s reasonable written request, Licensee shall use Commercially Reasonable Efforts to promptly provide Licensor with, to the extent permitted by the Applicable Laws, reasonable access to all Product Data and results, generated or obtained by or on behalf of and Controlled by Licensee or its Affiliates or their Permitted Sublicensees in the course of performance of the studies, clinical trials or other Development work hereunder. To the extent permitted by the Applicable Laws, Licensor shall have the right to use all such Product Data to Exploit the Licensed Compound and any Licensed Product in its Applicable Territory. Licensee shall use Commercially Reasonable Efforts to apply for any approvals, filings or licenses in its Applicable Territory as required by the Applicable Laws in order to allow Licensor to legally access and use the Product Data, and if such approvals, filings or licenses require Licensor’s assistance, Licensor will provide such assistance.

4.5.2. Upon Licensee’s reasonable written request, Licensor will use Commercially Reasonable Efforts to promptly provide Licensee with, to the extent permitted by the Applicable Laws, reasonable access to all Product Data and results generated or obtained by or on behalf of Licensor or its Affiliates in existence as of the Effective Date or in the course of performance of the studies, clinical trials or other Development work. To the extent permitted by the Applicable Laws, including without limitation, the Applicable Laws in Licensor’s Applicable Territory, Licensee shall have the right to use all such Product Data and results to seek the Regulatory Approval, Commercialization, or other Exploitation of the Licensed Compound and any Licensed Product in the Field in the Territory.

4.6. Adverse Events Reporting. Licensee, its Affiliates and Permitted Sublicensees shall be solely responsible for collecting, investigating, and reporting any adverse events or any other safety issue of any significance and product quality and product complaints involving adverse events, in each case with respect to the Licensed Compound and any Licensed Product in the Territory. Licensor or its Affiliates or their licensees shall be solely responsible for collecting, investigating, and reporting any adverse events or any other safety issue of any significance and product quality and product complaints involving adverse events, in each case with respect to the Licensed Compound and any Licensed Product outside the Territory. At a Party’s request, the other Party shall promptly provide any of the above information to such other Party in writing and reasonably assist such other Party in completing any reporting obligations with respect to the Licensed Compound and Licensed Product pursuant to the Applicable Laws in the other Party’s Applicable Territory. Following the Effective Date, the Parties shall negotiate in good faith and enter into a separate pharmacovigilance agreement to further define the Parties’ responsibilities in data exchange, adverse event reporting and other pharmacovigilance matters in connection with the Licensed Compound and Licensed Product. The Party primarily responsible for causing such adverse event, other safety issue, product quality, or product complaints, to the extent assessable, shall bear the cost and expenses of the investigation, reporting, or other handling of the Licensed Compound or Licensed Product and if the causation of such adverse event, other safety issue, product quality, or product complaints cannot be reasonably assessed, each Party shall be responsible for costs and expenses in such each Party’s Applicable Territory.

4.7. Recall of Licensed Product. In the event that any Regulatory Authority in the Territory issues or requests a recall or takes similar action in connection with the Licensed Compound or any Licensed Product or in the event Licensee determines that an event, incident or circumstance has occurred that may result in the need for a recall or market withdrawal in the Territory, Licensee shall use Commercially Reasonable Efforts to, within [***] inform Licensor by telephone (and confirm by email) or email. Following any such notification in respect of the Territory, Licensee shall decide whether to conduct a recall (except in the case of a government-mandated recall) and the manner in which any such recall shall be conducted. In the event that any Regulatory Authority outside the Territory issues or requests a recall or takes similar action in connection with the Licensed Compound or Licensed Product or in the event Licensor determines that an event, incident or circumstance has occurred that may result in the need for a recall or market withdrawal outside the Territory, Licensor shall use Commercially

Reasonable Efforts to, within [***] inform Licensee by telephone (and confirm by email or facsimile), email or facsimile. Following any such notification in respect of outside the Territory, Licensor shall decide whether to conduct a recall (except in the case of a government-mandated recall) and the manner in which any such recall shall be conducted. The Party primarily responsible for causing a recall shall bear the expenses of that recall of the Licensed Compound or the Licensed Product.

4.8. No Harmful Actions. Each Party, its Affiliates and Permitted Sublicensees, and their Subcontractors shall not to take any action with respect to the Licensed Compound or any Licensed Product in the Field that could be expected to have an adverse impact upon the other Party’s Regulatory Approval status of the Licensed Compound or any Licensed Product in such other Party’s Applicable Territory. In the event a Party becomes aware of any of the aforementioned action conducted by such Party or any Affiliates, Permitted Sublicenses or Subcontractors, such Party shall promptly notify the other Party. Each Party shall cease and desist such action, and cause the Affiliate, Permitted Sublicensee or Subcontractor to cease and desist such action.

4.9. Cooperation. Subject to the terms and conditions in this Agreement, each Party will provide such technical assistance and cooperation to as the other Party may reasonably request, at the requesting Party’s reasonable costs and expenses, as necessary or reasonably useful to Develop, Manufacture or obtain Regulatory Approvals of the Licensed Compound or any Licensed Product in the requesting Party’s Applicable Territory.

5. COMMERCIALIZATION

5.1. Commercialization Obligations. Upon the receipt of the Regulatory Approvals for any Licensed Product in the Field in the Territory, Licensee (directly, or through its Affiliates and Permitted Sublicensees) shall use Commercially Reasonable Efforts to Commercialize the Licensed Product in the Field in the Territory. Unless otherwise agreed in writing by the Parties, Licensee shall be solely responsible for Commercializing the Licensed Product in the Field in the Territory at its own costs and expenses. Licensee and its Affiliates and Permitted Sublicensees shall perform Commercialization obligations under this Agreement in compliance with all Applicable Laws.

5.2. Commercialization Reports

5.2.1. Promptly after obtaining applicable Regulatory Approvals for Commercialization of a Licensed Product in the Territory, Licensee shall submit to the JSC a commercial launch plan for the Licensed Product (the “Commercialization Plan”). Exhibit D contains a high-level initial Commercialization Plan and shall constitute the basis of the Commercialization Plan, which Licensee shall create and submit to the JSC for review and discussion. The Commercialization Plan may be amended from time to time by Licensee in good faith and consistent with the amendment for its internally developed products of a similar nature; provided that such amendment shall be timely reported to the JSC and/or Subcommittee for review, as appropriate, whereby Licensee shall consider Licensor’s reasonable comments. The Commercialization Plan, as amended, shall include reasonably detailed information.

5.2.2. [***] Licensee shall submit to the JSC a report summarizing in reasonable detail its activities (including without limitation activities by Affiliates, Permitted Sublicensees and Subcontractors) relating to the Commercialization of the Licensed Product during the preceding Calendar Year. Licensor shall have the opportunity to discuss each such report and its contents with Licensee, either through the JSC or in any other manner reasonably acceptable to Licensee. Licensee shall provide to Licensor any additional documentation or information as reasonably requested by Licensor relating to such reports.

5.3. Licensed Product Trademarks

5.3.1. Each Party shall be solely responsible for developing, selecting, searching, registering and maintaining, and shall be the exclusive owner of, all Licensed Product Trademarks in such Party’s Applicable Territory.

5.3.2. Each Party shall not, and shall ensure Affiliates, Permitted Sublicensees and Subcontractors not to, register or use any trademark that is identical or confusingly similar to any Licensed Product Trademarks of the other Party or any of its Affiliates.

5.3.3. Licensee shall mark any Licensed Product sold in the Territory in accordance with the Applicable Laws, including without limitation, applicable patent marking laws, and shall cause Affiliates, Permitted Sublicensees and Subcontractors to do the same.

5.4. Other Trademark Rights. Neither Party will have any right to use the other Party’s or its Affiliates’ Trademarks, corporate names or logos in connection with Commercialization of the Licensed Product, without first obtaining the other Party’s written consent. Licensor’s corporate name and logo, as designated by Licensor in writing, shall be labeled on the packaging of all Licensed Products on sale in the Territory, provided that Licensee shall have the final decision authority on the form, size, location, and other relevant attributes of Licensor’s corporate name and logo on the packaging after considering Licensor’s request in good faith. [***]

5.5. Promotional Materials. Licensee is responsible for and has the sole decision authority in creating, developing, producing, or otherwise obtaining and utilizing sales and marketing materials (including without limitation updates thereof, together “Promotional Materials”) related to the Commercialization of any Licensed Product in the Field in the Territory. As requested by Licensor and mutually agreed upon by the Parties in good faith at the JSC, the Licensed Product Trademarks of Licensor or any of its Affiliates shall be applied to Promotional Materials. Licensor’s corporate name and logo, as designated by Licensor in writing, shall be displayed in the Promotional Materials, provided that Licensee shall have the final decision authority on the form, size, location, and other relevant attributes of such Licensed Product Trademarks in the Promotional Materials after considering Licensor’s request in good faith. [***]

5.6. No Diversion. Subject to the Applicable Laws, each Party covenants and agrees that it shall not, and shall use Commercially Reasonable Efforts to ensure that its Affiliates and Permitted Sublicensees (with respect to Licensee) or licensees (with respect to Licensor) do not promote, market, distribute, import, sell or have sold any Licensed Product in the Field, including via the Internet or mail order, to any Third Party or to any address or Internet Protocol address or the like, in the other Party’s Applicable Territory; provided that, each Party shall have the right to attend conferences and meetings in the other Party’s Applicable Territory and to promote and market, for such Party’s own Applicable Territory, the Licensed Product to Third Party attendees at such conferences and meetings, subject to this Section 5.6. Neither Party shall engage, or shall permit its Affiliates or Permitted Sublicensees (with respect to Licensee) or licensees (with respect to Licensor) to engage, in any advertising or promotional activities relating to any Licensed Product in the Field for use directed primarily to customers or users of the Licensed Product located in any country, jurisdiction or region in the other Party’s Applicable Territory, or solicit orders from any prospective purchaser that such Party has reason to believe intends to distribute such Licensed Product in the Field in any country, jurisdiction or region in the other Party’s Applicable Territory.

6. MANUFACTURE AND SUPPLY

6.1. After Licensor completes the Technology Transfer Plan pursuant to Section 2.4, Licensee shall, at its own costs and expenses, be solely responsible for Manufacturing and supplying the Licensed Compound and any Licensed Product for Development and Commercialization in the Field in the Territory, use Commercially Reasonable Efforts to perform such Manufacturing and supplying activities, and have the authority to select Third Party Subcontractors. Upon written request from Licensor or on Licensee’s own initiative, Licensee shall enter into a Material Purchase Agreement or Supply Agreement or similar agreement with Licensor or Licensor’s designated CMO for the purchase of existing inventory of the Licensed Compound and/or any Licensed Product in Licensor’s possession [***]

6.2. Self-Manufacturing by Licensee. Licensee shall, after the completion of the Technology Transfer Plan in accordance with Section 2.4, have the responsibility for Manufacturing and supplying the Licensed Compound and/or Licensed Products for Development and/or Commercialization, as applicable, of Licensed Products in the Territory at Licensee’s own costs and expenses.

6.3. Compliance with Laws. Each Party shall comply, and shall procure that its Third Party Subcontractor(s), if any, will comply with all Applicable Laws with respect to the Manufacturing of the Licensed Compound and/or any Licensed Product(s).

7. PAYMENTS

7.1. Upfront Payment. Licensee shall pay to Licensor a total upfront payment equal to One Hundred and Fifty Million RMB (¥150,000,000) (tax included) (the “Upfront Payment”) by wire transfer of immediately available funds into an account designated in writing by Licensor or any of its Affiliates [***]

7.2. Milestone Payments.

7.2.1. Licensee shall pay to Licensor the milestone payments described in this Section 7.2.1 following the first occurrence of the corresponding milestone event (each, a “Milestone Payment”). For the purpose of calculating the sales Milestone Payments, Licensee shall calculate and report to Licensor the aggregate Net Sales of any Licensed Product on a [***] basis no later than [***] Licensee shall promptly notify Licensor in writing of, but in no event later than [***] or [***] (each, a “Milestone Notification Notice”). Notwithstanding the foregoing, in no event shall a failure to deliver or promptly deliver a Milestone Notification Notice relieve Licensee of its obligations to pay Licensor the Milestone Payments. Licensee shall pay the applicable Milestone Payment within [***] following the later of (a) (i) [***] and (b) [***] For clarity, to the extent more than one sales milestone is reached in any given Calendar Year, then the applicable Milestone Payment for each such achievement shall be due and owing with respect to such Calendar Year. Each such Milestone Payment is one-time, non-refundable and, non-creditable against any other payments due hereunder.

Milestone Event	Milestone Payment
A. Development & Regulatory Milestones (Tax Included)
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
Total Possible Development and Regulatory Milestone Payments (Including Additional Payment B)	RMB Three Hundred and Twenty Million (¥320,000,000)

Milestone Event	Milestone Payment
B. Sales Milestones (Tax Included)
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
Total Possible Sales Milestone Payments	RMB Five Hundred and Fifty-Five Million (¥555,000,000)

7.3. Royalty Payments.

7.3.1. With respect to a Licensed Product, Licensee shall pay to Licensor tiered payments (each, a “Royalty Payment”) on a Licensed Product-by-Licensed Product basis at the following applicable rates based on the aggregate Net Sales of Licensed Product in the Territory for each Calendar Year during the Royalty Term, which, for clarity, the royalty rate shall apply to each applicable Net Sales tier in a Calendar Year and any Licensed Product sold in the Territory after the expiration of the Royalty Term for such Licensed Product shall not be included in the calculation of annual Net Sales to determine the applicable royalty tiers:

Calendar Year Net Sales	Royalty Rate (Tax Included)
1. For that portion of aggregate Net Sales of the Licensed Product in the Territory during any Calendar Year that are [***]	[***]
2. For that portion of aggregate Net Sales of the Licensed Product in the Territory during any Calendar Year that are [***]	[***]
[***]	[***]
[***]	[***]

7.3.2. Without limiting the generality of the foregoing and solely as non-limiting examples, [***]

7.3.3. Royalty Reduction [***]

7.3.4. Royalty Reduction [***]

7.4. The aggregate Net Sales of any Licensed Product shall be reported to Licensor on a Licensed Product-by-Licensed Product and a Region-by-Region basis by Licensee for each applicable Calendar Semi-annual Period within [***] of the end of the [***]. Such Royalty Payments shall be paid by Licensee within [***] following the later of the end of such [***] and receipt of a corresponding invoice from Licensor. Each such payment shall be accompanied by a report to Licensor in sufficient details, on a Region-by-Region basis, to permit confirmation of the accuracy of the payment made, including, without limitation, the number of the Licensed Product sold during the [***] Within [***] of the end of each Calendar Year, Licensee shall prepare and provide to Licensor a true-up report, reflecting (i) the actual aggregate Net Sales of any Licensed Product sold during the Calendar Year; and (ii) the actual Royalty Payments due to Licensor based on the actual aggregate Net Sales of the Licensed Product sold during such

Calendar year and the applicable royalty rates set forth above. Licensee shall pay such amount to Licensor within [***] of Licensee’s receipt of an invoice reflecting the same by Licensor. Any overpayment shall be reimbursed to Licensee by Licensor within [***] of Licensor’s receipt of an invoice from Licensee reflecting the same.

7.5. Revenue Sharing. In the event that Licensee sublicenses to any Permitted Sublicensee pursuant to Section 2.2, in addition to any payments due under Sections 7.1, 7.2 and 7.3, Licensee shall pay Licensor [***] with respect to each of the [***] sublicensed indications of the Licensed Compound or any Licensed Product and [***] with respect to each of the subsequent sublicensed indications of the Licensed Compound or any Licensed Product, of upfront payments, milestone payments, and if applicable, other non-royalty payments, received by Licensee from the Permitted Sublicensee (the “Sublicensing Revenue”). [***]

7.6. Tax Withholding. Licensee shall deduct any tax, levy, impost, duty or other charge or withholding (individually and collectively, “Tax,” which includes, without limitation, the value added tax and relevant surcharges, tax withholding, consumption tax, and customs duties) that are required by the Applicable Laws to be borne by Licensor, from the payments due to Licensor under this Agreement, provided that Licensee shall use Commercially Reasonable Efforts to minimize any such required Tax. Any such Tax required to be deducted shall promptly be paid by Licensee on behalf of Licensor to the appropriate governmental authority. Licensee shall supply Licensor with sufficient written proof of payment of such Tax paid on Licensor’s behalf and shall use Commercially Reasonable Efforts to cooperate with Licensor in obtaining a credit or refund of any such taxes.

7.7. Manner of Payments. All payments hereunder shall be payable in RMB and paid to Licensor. All payments owed under this Agreement shall be made by Licensee or its Affiliates to Licensor by wire transfer of immediately available funds to a bank and account designated from time to time by Licensor in writing (including by e-mail). Notwithstanding the foregoing, upon request of Licensor in writing (including by e-mail), Licensee or its Affiliates shall make all payments hereunder to Connect HK and Connect SZ by such entity in such proportion and currency as instructed by Licensor, satisfying the same timeline and documentation requirements as set forth in this Article 7. With respect to each payment, Licensor shall be responsible for any cost and expenses incurred by Licensee that are beyond transferring such each payment to one (1) bank account.

7.8. Prohibited Payments. If Licensee is prevented from paying any payment under this Agreement because of any Applicable Laws, government actions, or other similar reasons, then upon requesting by Licensor in writing, such payment shall be deposited in an interest-bearing account in a bank designated by Licensor in the currency of the applicable jurisdiction to the extent permitted by the Applicable Laws. Upon cessation of such Applicable Laws, government actions, or other similar reasons, Licensee shall use Commercially Reasonable Efforts to arrange to have the payment transferred to Licensor in compliance with the Applicable Laws, and as soon as reasonably practical thereafter, plus actual earnings thereon during the period of deposit.

7.9. Late Payments. In the event that any payment that is (a) due under this Agreement and (b) not in dispute in good faith between the Parties is not made, the amount overdue will accrue interest at a simple monthly rate of [***], calculated from the due date until paid in full; provided, however, that in no event will such rate exceed the maximum legally permissible annual interest rate. The payment of such interest will not limit Licensor from exercising any other rights it may have as a consequence of the lateness of any payment.

8. COMPLIANCE WITH LAWS

8.1. Approvals/Filings. Each Party shall obtain all required approvals, permits, and licenses and/or to effect all required registrations or filings in connection with the Licensed Compound and/or any Licensed Product as related to its obligations under this Agreement, and the Other Party shall provide prompt and reasonable assistance.

8.2. No Impairment and Compliance.

8.2.1. Each Party shall not, directly or indirectly, intentionally impair the other Party’s rights or reputation.

8.2.2. Licensee shall comply with all Applicable Laws concerning Development, Manufacture or Commercialization of the Licensed Compound and/or any Licensed Product, including, without limitation, providing suitable labels, packaging, and instructions for use of the Licensed Compound and any Licensed Product, pursuant to all requirements of the Regulatory Approvals and Applicable Laws in the Territory with regard to the Licensed Compound and Licensed Product.

8.3. Privacy. In carrying out this Agreement, each Party shall, and shall cause its Affiliates, Permitted Sublicensees, and Subcontractors to, comply with the Applicable Laws relating to data privacy, data protection, and data security, including, without limitation, the PRC Personal Information Protection Law effective as of November 1, 2021, as they relate to the protection, collection, use, storage, processing or transfer of personal data including personal information of clinical trial participants, important commercial data and human genetic resources materials and information (as such terms are defined under the PRC Human Genetic Resources Administrative Regulations effective as of July 1, 2019), regulations and official guidance promulgated thereunder, published standards of applicable Regulatory Authorities, as well as scientific standards and all applicable rules, regulations, or guidance issued by the Human Genetic Resources Administration of China applicable to the conduct of such activities, if any, as may be amended from time to time.

8.4. Compliance Review. If Licensee or any of its Affiliates or Permitted Sublicensees fails to materially comply with any compliance obligation under Section 8.2.2, which is discovered and formally investigated by Licensee or any of its Affiliates or Permitted Sublicensees or results in any fine, penalty, sanction or other action from any Regulatory Authority or any other government agency (each, a “Non-compliance Event”), Licensee shall immediately notify Licensor in writing in sufficient details so that Licensor or its designee is able to evaluate and verify such Non-compliance Event. After receiving such written notification or independently discovering such Non-compliance Event, upon not less than [***]’ prior written notice, Licensor shall have the right to conduct an inspection of compliance programs and their implementations related to such Non-compliance Event; provided that such inspection (a) shall not occur more often than [***], unless a Non-compliance Event is discovered as part of such inspection, (b) shall occur at reasonable times, and during normal business hours, and (c) shall be with respect to the scope, method, nature and duration necessary for the purpose of the inspection. Licensee shall use Commercially Reasonable Efforts to cooperate with, and shall cause its Affiliates and Permitted Sublicensees to use

Commercially Reasonable Effort to cooperate with, such inspection. Licensee shall, and shall cause its Affiliates and Permitted Sublicensees to, promptly adopt reasonable remediation measures to regain compliance with Section 8.2.2 and reasonably keep Licensor or its designee informed about the progress of such efforts.

9. INTELLECTUAL PROPERTY

9.1. General

9.1.1. Licensed Technology. Except as expressly set forth otherwise in this Agreement, Licensor and its Affiliates shall solely own and alone shall have the right to apply for patent protection for the Licensed Technology in and outside the Territory.

9.1.2. Improvements. Subject to Section 9.2, all Improvements discovered, developed or created solely by or on behalf of Licensor, its Affiliates, and their respective licensees, and their respective subcontractors (collectively, “Licensor Improvements”), including all intellectual property rights in such Licensor Improvements, shall be owned and vested with Licensor or its designee; all Improvements discovered, developed or created solely by or on behalf of Licensee, its Affiliates, Permitted Sublicensees, and their respective Subcontractors (collectively, “Licensee Improvements”), including all intellectual property rights in such Licensee Improvements, shall be owned and vested with Licensee or its designee; and all Improvements discovered, developed or created jointly by or on behalf of both of the Parties (including through Affiliates, Subcontractors, or other Third Parties) (collectively, “Joint Improvements”), including all intellectual property rights in such Joint Improvements, shall be jointly owned and vested with both Parties or their respective designees. Each Party shall promptly disclose to the other Party in writing all its Improvements and Joint Improvements Controlled by the disclosing Party. Each Party covenants that all employees of such Party, its Affiliates and Permitted Sublicensees shall be bound by a written obligation to assign, transfer and convey all right, title and interest in and to any such Improvements to such Party or its designee.

9.1.3. Licenses to Licensor. Licensee hereby grants Licensor an exclusive, royalty-free, fully paid-up, perpetual and irrevocable license, assignable and with the right to grant sublicenses through multiple tiers, under all Licensee Improvements and the Licensee’s interest in all Joint Improvements to Develop, Manufacture, or Commercialize the Licensed Compound and/or any Licensed Product outside the Territory. Licensee hereby grants Licensor a non-exclusive, royalty-free, fully paid-up, and perpetual and irrevocable license, assignable and with the right to grant sublicenses through multiple tiers, under all Licensee Improvements and the Licensee’s interest in all Joint Improvements only to conduct and complete Development and Manufacture activities for the Licensed Compound or any Licensed Product (including through Affiliates, Subcontractors, or other Third Parties) in the Territory (i) to fulfill Licensor’s obligations under this Agreement including, without limitation, (x) in completing the Pivotal Trial, (y) in completing clinical trials for CBP-201-CN003 (NMPA Clinical Trial Registration No. CTR20231224) and CBP-201-CN004 (NMPA Clinical Trial Registration No. CTR20231708), and (z) in conducting and completing any other activities assigned to Licensor as provided in the Technology Transfer Plan, the Development Plan, the Commercialization Plan, each of which (x), (y), and (z) shall be conducted and completed in accordance with this Agreement, or (ii) to support Development, Manufacture, and/or Commercialization of the Licensed Compound or any Licensed Product outside the Territory, including, without limitation, with respect to seeking any Regulatory Approvals of such Licensed Compound or Licensed Product outside the Territory. Effective upon the termination of this Agreement by Licensor pursuant to Section 13.2, 13.3, 13.4, 13.5 or 13.6 or by Licensee pursuant to Section 13.7, Licensee hereby grants to Licensor an exclusive, royalty-free, fully paid-up, and perpetual and irrevocable license, assignable and with the right to grant sublicenses through multiple tiers, under all Licensee Improvements and the Licensee’s interest in all Joint Improvements to Licensor or its designee to Develop, Manufacture, or Commercialize the Licensed Compound and/or any Licensed Product in the Territory. The licenses granted pursuant to this Section 9.1.3 shall survive the expiration or termination of this Agreement.

9.2. Patent Prosecution and Maintenance

9.2.1. As between the Parties, Licensor shall have the first right, but not the obligation, to, at its own costs and expenses and in its own name, file, prosecute and maintain all patents and patent applications relating to the Licensed Technology, Licensor Improvements and Joint Improvements (the “Licensor Patent Prosecution Matters”). Prior to filing new patent applications for the Licensed Technology, Licensor Improvements or Joint Improvements in the Territory, Licensor will use Commercially Reasonable Efforts to give Licensee [***] to review the drafts. Prior to submitting prosecution documents for the Licensed Technology, Licensor Improvements or Joint Improvements the Field in the Territory, to the extent practicable, Licensor will use Commercially Reasonable Efforts to give Licensee at least [***] to review the drafts, provided that Licensor shall provide Licensee with copies of any correspondence from the patent office in the Territory (including, without limitation, the China National Intellectual Property Administration) on the Licensed Technology or the Joint Improvements promptly, in no event later than [***] after Licensor receives such correspondence. Licensor will consider and incorporate in good faith Licensee’s comments with respect to such drafts. If, during the Term, Licensor (i) intends to allow any Licensed Patent in the Territory to expire, (ii) intends to abandon any invention in any Licensed Patent in the Territory, (iii) decides not to seek patent protection for, to allow to expire, or to abandon any invention in any Licensor Improvements in the Territory, or (iv) decides not to seek patent protection for, to allow to expire, or to abandon any invention in Joint Improvements in the Territory, Licensor will notify Licensee of such intention or decision at least [***] prior to any filing or payment due date, or any other date that requires action, and Licensee will then have the right, but not the obligation, to assume responsibility for the preparation, filing, prosecution or maintenance thereof at its own costs and expenses (for clarity, excluding any renumeration by Licensor to any inventors) in the name of Licensee (the “Licensee Step-In Right”). If Licensee exercises the Licensee Step-In Right pursuant to this Section 9.2.1, Licensor will assigned Licensor’s title, interest, and other rights in and to such Licensed Patent in the Territory, Licensor Improvement in the Territory, and Joint Improvements, as applicable, to Licensee, transfer the applicable patent files to Licensee or its designee, execute such documents, and perform such acts, at Licensee’s reasonable costs and expenses, as may be reasonably necessary to allow Licensee to initiate or continue such preparation, filing, prosecution or maintenance, and such Licensor Improvement shall be treated as part of Licensee Improvements for all purposes under this Agreement.

9.2.2. As between the Parties, Licensee shall have the first right, but not the obligation, to, at its own costs and expenses, file, prosecute and maintain all patents and patent applications relating to the Licensee Improvements (the “Licensee Patent Prosecution Matters”). Prior to filing new patent applications outside the Territory, Licensee shall give Licensor at least [***] to review the drafts. Prior to submitting prosecution documents for the Licensee Improvements in the Field outside of the Territory, to the extent practicable, Licensee shall use Commercially Reasonable Efforts to give Licensor at least [***] to review the drafts, provided that Licensee shall provide Licensor with copies of any correspondence from the patent office outside of the Territory (including, without limitation, the United States Patent and Trademark Office, the European Patent Office, and the Japan Patent Office) on the Licensee Improvements promptly, in no event later than [***] after Licensee receives such correspondence. Licensee shall consider and incorporate in good faith Licensor’s comments with respect to such drafts. If, during the Term, Licensee (i) intends to allow any Patent covering any Licensee Improvement to expire outside of the Territory, or intends to otherwise abandon any such Patent outside of the Territory, or (ii) decides not to seek patent protection for any Licensee Improvement outside of the Territory, Licensee shall notify Licensor of such intention or decision before [***] prior to any filing or payment due date, or any other date that requires action, in connection with any such Patent, and Licensor will then have the right, but not the obligation, to assume responsibility for the preparation, filing, prosecution or maintenance thereof at its own costs and expenses (for clarity, excluding any renumeration by Licensee to any inventors), in the name of Licensor (the “Licensor Step-In Right”). If Licensor exercises the Licensor Step-In Right, Licensee shall transfer the applicable patent files to Licensor or its designee and execute such documents and perform such acts, at Licensor’s reasonable expense, as may be reasonably necessary to allow Licensor or its designee to initiate or continue such preparation, filing, prosecution or maintenance, and such Licensee Improvement shall be treated as part of Licensor Improvements for all purposes under this Agreement. Notwithstanding the foregoing, effective upon the termination of this Agreement by Licensor pursuant to Section 13.2, 13.3, 13.4, 13.5 or 13.6 or by Licensee pursuant to Section 13.7, Licensor Step-In Right shall apply to the Territory as well.

9.2.3. To the extent a Party elects to conduct its Patent Prosecution Matters (for Licensor, the Licensor Patent Prosecution Matters, and for Licensee, the Licensee Patent Prosecution Matters) pursuant to Section 9.2.1 or Section 9.2.2, to the extent practicable, the responsible Party will use Commercially Reasonable Efforts to provide the other Party with reasonable opportunity to review and discuss. In the event that the responsible Party conducts its Patent Prosecution Matters, the responsible Party shall be responsible for all associated costs, fees and expenses incurred therefor.

9.2.4. Each Party agrees to cooperate with the other Party in the preparation, filing, and prosecution of any patents and patent applications relating to the Licensed Technology, Licensee Improvements, and Joint Improvements and in the obtaining and maintenance of any patent extensions, supplementary protection certificates, patent information registration, and the like with respect to any such patents or patent applications. Such cooperation includes, but is not limited to, promptly informing the other Party of any matters coming to such Party’s attention that are reasonably expected to materially affect the preparation, filing, prosecution or maintenance of any such patents or patent applications.

9.3. Patent Enforcement. Each Party shall [***] notify the other Party in writing of any actual, alleged or threatened infringement in the Field in the Territory of any patent included in the Licensed Technology of which such Party becomes aware.

9.3.1. With respect to any infringement in the Field in the Territory of any patent included in the Licensed Technology, Licensee Improvements and Joint Improvements, Licensee shall, by counsel of its choice and its sole cost and expenses, have the first right, but not the obligation, to bring and control any action or proceeding with respect to such infringement as the exclusive licensee in the Field in the Territory and not in the name of Licensor, including, if necessary for standing purposes, as Licensor’s nominee with a special power of attorney from Licensor to Licensee (provided that Licensee shall consider, in good faith, the interests of Licensor in so doing). Licensor shall have the right to be represented in any such action by counsel of its own choice at its own costs and expenses. If following Licensor’s written notice or Licensee’s otherwise becoming aware of any such an infringement, Licensee fails to bring an infringement action within (a) [***] following the notice or the awareness or (b) [***] before the time limit, if any, as set forth in the Applicable Laws for the filing of such actions, whichever comes first, Licensor shall have the right to bring an action in the Territory with respect to such infringement, in its own name, at Licensor’s own costs and expense and by counsel of its own choice. Licensee shall have the right to be represented in any such action by counsel of its own choice at its sole costs and expenses.

9.3.2. In the event that a Party brings an infringement action in accordance with this Section 9.43, the other Party will reasonably cooperate as required by, and at the reasonable costs and expenses of the Party bringing the action. Neither Party shall have the right to settle an infringement action under this Section 9.43 in a manner that would diminish the rights or interests of the other Party without the other Party’s prior written consent. Except as otherwise agreed to by the Parties in writing, any recovery as a result of such action, after the reimbursement of the Parties’ costs and expenses related to such action and the compensation for the Parties’ losses related to such action, in each as demonstrated by competent written evidence, shall be equally shared between the Parties.

9.4. Third Party Claims. After each Party becomes aware, such Party shall promptly notify the other in writing of any claim and any action relating thereto taken or contemplated by a Third Party that the activities of either Party pursuant to this Agreement infringes any Third Party intellectual property rights in the Territory (a “Third Party Action”). Licensee shall be solely responsible for responding to, including to control any defense of any such Third Party Action in the Territory at its own expenses and costs and by counsel of its own choice and Licensor shall provide reasonable assistance to Licensee at Licensee’s reasonable written request and costs and expenses. Licensor shall have the right to be represented in any such action by counsel of its own choice at its own costs and expenses. Neither Party shall have the right to settle any claim or action under this Section 9.4 without such other Party’s prior written consent. Any costs and expenses incurred by Licensee and all payments to the Third Party by Licensee resulting from any such Third Party Action, including but not limited to damages and royalties, for Licensee’s exercise of the License granted by Licensor for the Licensed Technology in accordance with this Agreement may be deducted from the Licensee’s future payments to Licensor after Licensee demonstrates to Licensor by competent written evidence payment of such costs, expenses, and payments by Licensee to the Third Party; provided however, that if the Third Party Action is based on any action by any of Licensee, its Affiliates, their Permitted Sublicensees, and their Subcontractors other than the exercise of the License in accordance with this Agreement, then Licensee shall assume and be solely responsible for all costs, and expenses for the Third Party Action and all payments, including but not limited to all related damages and royalties, to the Third Party. [***]

9.5. Patent Challenges. In the event that a Party becomes aware of any Patent Challenge (as defined below), such Party shall immediately provide written notice thereof in reasonable detail to the other Party.

10. CONFIDENTIALITY

10.1. Confidentiality. The Parties agree that, during the Term and for a period of [***] thereafter, each Party (the “Receiving Party”) will maintain in confidence all Confidential Information disclosed, shared, or made available by the other Party or any of its Affiliates (the “Disclosing Party”). The Receiving Party and its Affiliates and Permitted Sublicensees (with respect to Licensee), and their respective directors, employees, agents, consultants and other representatives (collectively, their “Representatives”) may use the Confidential Information of the Disclosing Party only to the extent required to accomplish the purposes of this Agreement. The Receiving Party shall and shall procure its Affiliates and Permitted Sublicensees (with respect to Licensee) to use at least the same standard of care as they use to protect their own proprietary or confidential information, but in no event less than reasonable care. The Receiving Party and its Affiliates and Permitted Sublicensees (with respect to Licensee) will inform all their Representatives that receive Confidential Information of the Disclosing Party of the confidential and proprietary nature of the Confidential Information and ensure that each such Representative has executed a written agreement (e.g., an existing written employment agreement) requiring that such Representative maintain the confidentiality and non-use of all Confidential Information to the same extent as the Receiving Party. Each Party will promptly notify the other upon discovery of any unauthorized use or disclosure of the other Party’s Confidential Information.

10.2. Exceptions. The obligations of confidentiality contained in Section 10.1 shall not apply to the extent that such Confidential Information of the Disclosing Party:

10.2.1. was known to the Receiving Party or any of its Affiliates, including their respective Representatives, other than under an obligation of confidentiality to the Disclosing Party, at the time of its disclosure to the Receiving Party or its Affiliate, as evidence by the Receiving Party’s competent written proof;

10.2.2. was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party or its Affiliate, including their respective Representatives;

10.2.3. became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party or its Affiliate, including their respective Representatives, other than through any act or omission of the Receiving Party or its Affiliate, including their respective Representatives;

10.2.4. is independently discovered or developed by or on behalf of the Receiving Party or its Affiliate, including by their respective Representatives, without the use of Confidential Information of the Disclosing Party, as evidence by the Receiving Party’s competent written proof; or

10.2.5. was disclosed to the Receiving Party or its Affiliate, including their respective Representatives, other than under an obligation of confidentiality to the Disclosing Party, by a Third Party who, according to the Receiving Party’s or its Affiliates’ knowledge after due inquiry, had no obligation of confidentiality to the Disclosing Party.

Notwithstanding the foregoing, Confidential Information regarding the specific compounds, methods, conditions or features within the Licensed Technology shall not be deemed to be within the foregoing exceptions merely because such Confidential Information is embraced by general disclosures of similar compounds, methods, conditions or features in the public domain or in the possession of the Receiving Party. In addition, a combination of information will not be deemed to fall within the foregoing exceptions, even if components of the combination fall within an exception, unless the combination itself fall within the foregoing exceptions.

10.3. Authorized Disclosure. Each Party may disclose the Confidential Information of the other Party to the extent such disclosure is reasonably necessary in the following instances:

10.3.1. filing, prosecuting or maintaining patents and patent applications relating to the Licensed Technology, the Joint Improvement, Licensor Improvements or Licensee Improvements in accordance with this Agreement;

10.3.2. providing to a government entity or database pursuant to the Applicable Laws;

10.3.3. complying with applicable court orders or stock exchange rules; or

10.3.4. disclosing to existing or potential Third Party investors, merger partners, acquirors, and professional advisors (including lawyers, accountants, and investment bankers) in the context of a potential transaction; provided, however, that any such Third Party agrees to be bound in writing (provided that, solely with respect to professional advisors serving as lawyers to a party, the agreement need not be in writing) by similar terms of confidentiality and non-use at least equivalent in scope and degree to those set forth in this Article 10.

Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Section 10.3.3, such Party will, except where impracticable or prohibited by the Applicable Laws, give reasonable advance notice to the other Party of such disclosure and provide reasonable assistance, at the other Party’s reasonable costs and expenses, to the other Party’s efforts in seeking confidential treatment of such other Party’s Confidential Information. In any event, the Parties agree to take reasonable actions to avoid public disclosure of Confidential Information of the other Party. The Parties will reasonably consult with each other on the provisions of this Agreement to be redacted in any public filings made by a Party; provided that each Party shall be entitled to rely on its counsel’s advice to comply with the rules and requirements of the applicable government agencies and the applicable stock exchanges.

10.4. Publication. Neither Party shall publish or publicly disclose the results generated hereunder with respect to the Development, Manufacture, or Commercialization of the Licensed Compound or any Licensed Product without providing the other Party with the opportunity for prior review, except to the extent otherwise required by the Applicable Law. A Party seeking to publish or disclose such results (the “Publishing Party”) shall provide the other Party with a copy of such proposed abstract, manuscript, or presentation no less than [***] (or at least [***] in the case of oral presentations or conference abstracts) prior to its intended submission for publication. The other Party shall respond in writing promptly after receipt of the proposed material with any comments on the proposed material, which the Publishing Party shall consider in good faith, an identification of any of the other Party’s Confidential Information that cannot be published, or an identification of any part of the proposed abstract, manuscript, or presentation that if published or disclosed might negatively affect the commercial value of the Licensed Compound or Licensed Product or might harm the Development, Manufacture, or Commercialization of the Licensed Compound or Licensed Product by such other Party. The Publishing Party shall agree to delay as necessary if such publication might adversely affect that Patent, to remove such parts of the proposed abstract, manuscript, or presentation, which publication or disclosure negatively affecting the commercial value of the Licensed Compound and/or Licensed Product or the Development, Manufacture, or Commercialization of the Licensed Compound and/or Licensed Product, and to otherwise consider the other Party’s reasonable comments in good faith. Neither Party will have the right to publish the other Party’s Confidential Information or information that may harm the commercial value of the Licensed Compound and/or Licensed Product without the other Party’s prior written consent.

10.5. Publicity. The Parties will jointly issue a press release announcing the execution of this Agreement, the substance and form of which will be mutually agreed upon by the Parties in good faith prior to or promptly after the Effective Date. In the event that either Party desires to issue subsequent press releases relating to this Agreement or activities under this Agreement that disclose information materially different from the information set forth in such initial press release or in any subsequent authorized press release, such Party agrees to obtain the other Party’s written permission with respect to the content and timing of such press releases prior to the issuance thereof; provided, however, that such other Party may not unreasonably delay, condition or withhold consent to such releases, and that each Party may make any governmental filings and public disclosures as it determines, based on advice of its counsel, are reasonably necessary to comply with the Applicable Laws. In addition, following the initial (or any subsequent) press release announcing this Agreement or any activity under the Agreement, each Party will be free to disclose, without the other Party’s consent, the existence of this Agreement and the identity of each other and those terms of this Agreement or activities which have already been publicly disclosed in accordance with this Agreement.

11. REPRESENTATIONS AND WARRANTIES, COVENANTS

11.1. Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party that: (i) it is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, without violating such Party’s charter documents, bylaws, or other organizational documents or any Applicable Laws presently in effect applicable to such Party; (ii) this Agreement is a legal and valid obligation binding upon such Party; and (iii) the execution, delivery and performance of this Agreement do not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound.

11.2. Representations and Warranties by Licensee. Licensee hereby represents and warrants to Licensor that:

11.2.1. Licensee has the ability to perform all of its obligations hereunder;

11.2.2. as of the Effective Date, there are no claims, judgments or settlements against or pending with respect to Licensee, its Affiliates, or their activities preventing Licensee or its Affiliates to perform this Agreement, and no investigations are pending or threatened relating to Licensee or its Affiliates’ activities preventing Licensee or its Affiliates to perform this Agreement;

11.2.3. Licensee and its Affiliates shall be in compliance with all Applicable Laws; and

11.2.4. Licensee has not entered, and shall not enter (and shall cause Affiliates, Permitted Sublicensees and Subcontractors not to enter), into any agreement that is in conflict with this Agreement, and has not taken and shall not take any action that would otherwise materially conflict with or adversely affect Licensor’s rights under this Agreement.

11.3. Covenants of Licensee. Licensee hereby covenants to Licensor that

11.3.1. Licensee shall comply (and shall cause Affiliates, Permitted Sublicensees, and Subcontractors to comply) with the Applicable Laws and shall not violate any law, regulation, or rule of any court, governmental body or administrative or other agency in performing the obligations hereunder, and shall perform the activities contemplated by the Agreement for the Development, Manufacture and Commercialization of the Licensed Compound or any Licensed Product in the Territory in accordance with the Applicable Laws as well as GLP, GCP and GMP.

11.3.2. Licensee shall comply (and shall cause Affiliates, Permitted Sublicensees, Subcontractors, and its and their respective employees, officers, directors and agents to comply) with the Applicable Laws relating to anti-bribery and/or anti-corruption, including, without limitation, the Foreign Corrupt Practices Act (15 U.S.C. § 78dd-1, et seq.), the PRC Criminal Law, the PRC Anti-Unfair Competition Law, or other similar Applicable Laws, in each case, as amended from time to time (collectively, the “Anti-Corruption Laws”).

11.3.3. Licensee shall have and maintain (and shall cause Affiliates, Permitted Sublicensees, and Subcontractors to have and maintain) in place policies and procedures to ensure compliance with the Anti-Corruption Laws and other

Applicable Laws, and shall effectively implement (and shall cause Affiliates, Permitted Sublicensees, and Subcontractors to effectively implement) such policies and procedures. Licensee shall promptly investigate any potential violation of the Anti‑Corruption Laws or any other Applicable Laws by Licensee, or Affiliates, Permitted Sublicensees, or Subcontractors in connection with the performance of this Agreement, and promptly report the findings of such investigations in writing to Licensor.

11.3.4. In the event Licensee becomes aware of any breach of this Section 11.3 by Licensee or any Affiliates, Permitted Sublicenses or Subcontractors, Licensee shall promptly notify Licensor. Licensee shall cease and desist such action, and cause the Affiliate, Permitted Sublicensee or Subcontractor to cease and desist such action.

11.3.5. To Licensee’s Knowledge, all of the data, results, and other information disclosed to Licensor by or on behalf of Licensee as of the Effective Date are materially accurate, and Licensee has not, as of the Effective Date, failed to disclose any information that is materially different from Licensee’s disclosure;

11.3.6. Licensee and its Affiliates, and their respective contractors have conducted and shall conduct, all activities, to the extent part of Licensee’s obligations under this Agreement, in good scientific manner and in material compliance with all applicable Regulatory requirements and standards and all Applicable Laws;

11.3.7. Licensee (i) shall have and maintain facilities, personnel, experience and expertise sufficient in quality and quantity to perform its obligations hereunder, (ii) shall perform its obligations hereunder with reasonable due care and in conformity with current generally accepted industry standards and procedures, and (iii) shall establish and maintain appropriate quality assurance, quality controls and review procedures to ensure good standard performance of its obligations hereunder.

11.4. Representation and Warranty by Licensor. Licensor hereby represents and warrants to Licensee, as of the Effective Date, that:

11.4.1. Licensor owns or otherwise Controls the Licensed Technology, and the Licensed Technology is free and clear of any liens, charges, encumbrances, or judgments;

11.4.2. Licensor is entitled to grant the License granted to Licensee and transfer the information transferred to Licensee under this Agreement, and is not currently bound by any agreement with any Third Party, or by any outstanding order, judgment, or decree of any court or administrative agency, that restricts it in any way from granting to Licensee the License or transferring the information as set forth in this Agreement;

11.4.3. Neither Licensor nor any of its Affiliates have assigned, transferred, conveyed, granted, or otherwise encumbered any right, title, or interest in or to the Licensed Technology that would conflict with or interfere with the License granted to Licensee hereunder; and

11.4.4. Licensor is not aware of any infringement in the Field in the Territory of the Licensed Patents and the Licensed Know-How as of the Effective Date.

11.4.5. To Licensor’s Knowledge, all of the data, results, and other information disclosed to Licensee by or on behalf of Licensor as of the Effective Date are materially accurate, and Licensor has not, as of the Effective Date, failed to disclose any information that is materially different from Licensor’s prior disclosure.

11.5. Covenant of Licensor. Licensor covenants to Licensee that：

11.5.1. During the Term, Licensor will not assign, transfer, convey or encumber, its right, title or interest in or to the Licensed Technology in a manner that would prevent or otherwise impede Licensee from Developing, Manufacturing or Commercializing the Licensed Compound and Licensed Product in the Field in the Territory;

11.5.2. During the Term, Licensor will deliver to Licensee pursuant to the Technology Transfer Plan all Licensed Know-How materially relating to the Licensed Compound and/or Licensed Product existing at the Effective Date that is necessary or reasonably useful for the Development, Manufacturing, and Commercialization of the Licensed Compound or any Licensed Product in the Field and in the Territory;

11.5.3. Licensor and its Affiliates, and their respective contractors have conducted and shall conduct, all activities, to the extent part of Licensor’s obligations under this Agreement, in good scientific manner and in material compliance with all applicable Regulatory requirements and standards and all Applicable Laws;

11.5.4. Licensor (i) shall have and maintain facilities, personnel, experience and expertise sufficient in quality and quantity to perform its obligations hereunder, (ii) shall perform its obligations hereunder with reasonable due care and in conformity with current generally accepted industry standards and procedures, and (iii) shall establish and maintain appropriate quality assurance, quality controls and review procedures to ensure good standard performance of its obligations hereunder.

11.6. Disclaimer. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, ALL MATERIALS, TECHNOLOGY AND INTELLECTUAL PROPERTY PROVIDED BY LICENSOR ARE PROVIDED “AS IS,” AND LICENSOR EXPRESSLY DISCLAIMS ANY REPRESENTATIONS WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES, INCLUDING ANY REPRESENTATIONS OR WARRANTIES REGARDING DESIGN, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

12. BOOKS AND RECORDS; AUDIT RIGHTS

12.1. Books and Records.

12.1.1. Licensee shall, and shall cause its Affiliates and Permitted Sublicensees to, maintain true and complete books and records pertaining to Net Sales of any Licensed Product in sufficient details to calculate all amounts payable with respect to such Net Sales for [***] from the end of the Calendar Year of such sales (collectively, the “Books and Records”).

12.1.2. If any Books and Records are provided to Licensor or its designee for audits, Licensee shall obtain, and shall cause its Affiliates or Permitted Sublicensees to obtain, proper consent for disclosing such information to Licensor or its designee for such purposes hereunder.

12.2. Financial Audit.

12.2.1. Licensor, upon no less than [***] prior notice in writing to Licensee, shall have the right to audit or designate an independent public accounting firm, which the independent public accounting firm shall be reasonably acceptable to Licensee and shall execute a reasonable confidentiality agreement with Licensee, to audit, all Books and Records solely to verify payments due and paid under this Agreement (each, a “Financial Audit”); provided, however, that such audit (a) shall not occur more often than [***] without cause, (b) shall occur at reasonable times during normal business hours, and (c) shall be with respect to the scope, method, nature and duration necessary for the purpose of the audit. Licensee shall use Commercially Reasonable Efforts to fully cooperate with, and shall cause its Affiliates and Permitted Sublicensees to use Commercially Reasonable Effort to fully cooperate with, such Financial Audit. Prompt adjustments shall be made by Licensee to reflect the results of such Financial Audit.

12.2.2. Licensor will conduct Financial Audits [***]; provided however, that if it is determined by a Financial Audit that Licensor has been underpaid by more than [***] of what was owed in any Calendar Quarter that is the subject of such Financial Audit, the costs and expenses of such Financial Audit shall be borne by Licensee.

13. TERM; TERMINATION

13.1. Term. This Agreement shall commence on the Effective Date and, unless extended pursuant to the Parties’ mutual agreement or sooner terminated as provided hereunder, until expiration of the Royalty Term (the “Term”). Upon the expiration (but not early termination) of the Royalty Term with respect to a Licensed Product in a Region in the Territory, the license granted to Licensee under Section 2.1 shall become exclusive, perpetual, irrevocable, fully-paid up and royalty-free with respect to such Licensed Product in such Region.

13.2. Termination for Breach.

13.2.1. Either Party may, without prejudice to any other remedies available to it under this Agreement or at law or in equity, terminate this Agreement in whole or in part (with respect to one or several Regions and/or for one or several indications if a material breach has been declared with respect to one or several Regions and/or with respect to one or several indications in accordance with this Section 13.2.1) prior to the expiration of the Term in the event that the other Party (as used in this subsection, the “Breaching Party”) has materially breached this Agreement and has not cured such breach within [***] after a written notice of such breach is provided to the Breaching Party, which notice shall specify the nature of the breach and demand its cure.

13.2.1.1. The foregoing notwithstanding, the [***] cure period shall be extended for a reasonable period to be mutually agreed upon by the Parties in good faith not exceeding another [***] if the Breaching Party, within [***] after the Breaching Party’s receipt of the written notice of breach, provides a written plan that reasonably demonstrates the need for such additional time and is reasonably acceptable to the non-Breaching Party (the “Remediation Plan”) and continues to use Commercially Reasonable Efforts to cure such breach.

13.2.1.2. In the event that the Parties dispute in good faith (a) the existence of a material breach or (b) a Party’s diligence in attempting to cure a material breach or (c) the non-Breaching Party considers that the Remediation Plan would not remedy the breach, termination of this Agreement shall not be deemed to occur unless and until (1) such dispute has been referred for resolution in accordance with Article 15, material breach of this Agreement or failure to make diligent efforts to cure such breach in accordance with the Remediation Plan or inability of the Remediation Plan to cure the breach has been established by an arbitration thereunder and, if such breach can be cured by the payment of money or by taking of specific remedial actions, (2) the Breaching Party does not pay the amount so determined to be due or otherwise cure the breach so determined within [***] of receipt of the arbitration decision (unless Licensee elects to continue this Agreement in accordance with the following 13.2.1.3) or otherwise diligently undertake and complete such remedial actions within the timeframe established by such arbitration decision.

13.2.1.3. Notwithstanding the above, in the event Licensor as the Breaching Party does not pay the amount so determined within [***] of receipt of the arbitration decision, by providing written notice to Licensor within [***] of such non-payment, Licensee may elect either to terminate this Agreement and be compensated with damages to be determined in the arbitration or to irrevocably waive the right to terminate this Agreement and continue this Agreement, set off the amount determined by the arbitration decision against future payments due to Licensor under this Agreement and renegotiate the financials of the Agreement going forward (i.e., future Development Milestones Payments, Sales Milestone Payments and Royalty Payments) to reflect potential loss of the value of the Licensed Product.

13.2.1.4. In the event that Licensee as the Breaching Party does not pay the amount so determined within [***] of receipt of the arbitration decision, Licensee agrees to pay, in addition to the amount so determined, an accrued interest amount calculated using a simple monthly interest rate of [***] of the amount so determined for each month from [***] of receipt of the arbitration decision until the full payment of the amount so determined unless expressly prohibited by Applicable Laws, in which case the rate shall be reduced to the highest permissible rate according to the Applicable Laws.

13.2.1.5. The right of either Party to terminate this Agreement as provided in this Section 13.2.1 shall not be affected in any way by such Party’s waiver or failure to take action with respect to any previous breach or default.

13.3. Termination for Insolvency. Each Party shall have the right to terminate this Agreement upon written notice to the other Party if (i) the other Party files in any court or agency pursuant to any statute or regulation of any jurisdiction a petition in bankruptcy or insolvency or for reorganization or similar arrangement for the benefit of its creditors or for the appointment of a receiver or trustee of such Party or its assets, (ii) the other Party is served with an involuntary petition against it in any insolvency proceeding and such involuntary petition has not been stayed or dismissed within [***] of its filing, or (iii) the other Party makes an assignment of substantially all of its assets for the benefit of its creditors.

13.4. Termination for Patent Challenges. Each Party shall have the right to terminate this Agreement upon written notice to the other Party in the event that the other Party or any of its Affiliates or Permitted Sublicensees (licensee with respect to Licensor), directly or indirectly, commences any action, claim, motion, petition, litigation, or proceeding, including any interference proceeding, opposition proceeding, post-grant examination, inter-partes review, ex-parte proceeding, or multi-party proceeding, challenges the validity or enforceability of, or opposes the issuance, grant, or extension of, or the grant of a supplementary protection certificate with respect to, any patents or patent applications relating to the Licensed Technology, Licensee Improvements, or Joint Improvements (each, a “Patent Challenge”); except where the Patent Challenge is initiated by a Permitted Sublicense with respect to Licensee or a licensee with respect to Licensor without involving the other Party and (a) the other Party terminates such

Permitted Sublicensee’s sublicense (with respect to Licensee) or such licensee’s license (with respect to Licensor) within [***] of such Party’s notice to the other Party or (b) the Patent Challenge is withdrawn or terminated within [***] of such Party’s notice to the other Party.

13.5. Termination Due to Force Majeure. If the occurrence of a Force Majeure Event prevents the non-performing Party from performing under this Agreement and such occurrence persists for more than [***], the non-performing Party shall provide a written notice to the other Party, and the Parties shall then negotiate in good faith a modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such Force Majeure Event. If the Parties cannot agree on such a mitigation plan within [***] from such notice, the other Party shall have the right to terminate this Agreement upon written notice to the non-performing Party.

13.6. Termination for Compliance Issues. Licensor shall have the right to terminate this Agreement upon written notice to Licensee if Licensee or any of its Affiliates or Permitted Sublicensees fails to remediate a Non-compliance Event under Section 8.4; provided, however, that if Licensee disputes in good faith the existence of such Non-compliance Event or the inadequacy of remediation measures, this Agreement shall not be terminated until such dispute is resolved in accordance with Article 15.

13.7. Termination by Licensee. Licensee shall be entitled to terminate this Agreement in whole or in part (with respect to one or several Regions and/or one or several Licensed Products and/or one or several indications) immediately upon written notice in the event (i) that the Pivotal Trial fails to meet its primary end point set forth in the relevant protocol; (ii) either or both of the clinical trials for CBP-201-CN003 (NMPA Clinical Trial Registration No. CTR20231224) and CBP-201-CN004 (NMPA Clinical Trial Registration No. CTR20231708) fail(s) to meet its/their primary end point(s) in the relevant protocol; or (iii) that, on a Region-by-Region and indication-by-indication basis and only with respect to the impacted Region and indication, the Applicable Law or Regulatory Authority in the applicable Region orders a permanent cessation or otherwise permanent stop of Development, Manufacturing or Commercialization of the Licensed Compound and/or Licensed Product for the applicable indication, which cessation or stop cannot be appealed to in a legal proceeding; or (iv) that, upon at least [***] prior written notice to Licensor, as demonstrated by competent written evidence, on a Region-by-Region and indication-by-indication basis and only with respect to the impacted Region and indication, in light of the available reimbursement and competitive market conditions, it is no longer commercially feasible to Commercialize the Licensed Product based on the lack of profitability; provided that any of the foregoing (iii) or (iv) shall not arise directly or indirectly from the negligence, willful misconduct or breach of this Agreement of Licensee, its Affiliates or Permitted Sublicensees, or their Subcontractors.

13.8. Effect of Termination; Surviving Obligations

13.8.1. Termination by Licensor. If Licensor is the terminating Party due to Licensee’s material and uncured breach under Section 13.2, Licensee’s insolvency under Section 13.3, Licensee’s Patent Challenge under Section 13.4, a Force Majeure Event under Section 13.5, or Licensee’s compliance issue under Section 13.6:

13.8.1.1. all rights under the License, if then in effect, will automatically terminate and revert to Licensor;

13.8.1.2. Licensee shall (and shall cause its Affiliates and Permitted Sublicensees to) promptly deliver to Licensor or its designee all documents, data and information in any medium relating to the Licensed Technology, and transfer and assign to Licensor or its designee all Regulatory Documents relating to the Licensed Compound or any Licensed Product, including regulatory filings made with and all Regulatory Approvals obtained from the Regulatory Authorities in the Territory, and to the extent that such transfer and assignment of any Regulatory Documents is not possible under the Applicable Laws, at Licensor’s request, withdraw and revoke such Regulatory Documents with the Regulatory Authorities; and Licensee shall take such other actions and execute such other instruments, assignments and documents as Licensor requests to effect such transfer, assignment, withdrawal or revocation;

13.8.1.3. Licensee shall and (shall cause its Affiliates and Permitted Sublicensees to) use Commercially Reasonable Efforts to fully cooperate with Licensor or its designee to facilitate the orderly transition and uninterrupted Development, Manufacturing and Commercialization of the Licensed Compound and any Licensed Product in the Territory, including, without limitation, by promptly assigning or otherwise transferring to Licensor or its designee all right, title and interest in all Third Party contracts (or portions thereof) related to such Development, Manufacturing and Commercialization, as requested by Licensor and Licensee shall promptly provide a list and copies of such contracts to Licensor;

13.8.1.4. Licensor shall have the right, at its sole discretion, to purchase from Licensee any or all of the inventory of the Licensed Product and materials generated in the Development, Manufacture and Commercialization of the Licensed Product, such as drug materials and biologics, clinical brochures, and marketing and promotional materials, Controlled by or on behalf of Licensee, at a price equal to [***] (the “Inventory Purchase Right”). Licensor will notify Licensee within [***] of the effective date of termination if Licensor elects to exercise such Inventory Purchase Right; provided that, such Inventory Purchase Right may be exercised within a period of [***] of the effective date of termination;

13.8.1.5. If any clinical trials for the Licensed Compound or any Licensed Product are being conducted by or on behalf of Licensee, its Affiliates or Permitted Sublicensees, at Licensor’ request on a trial-by-trial basis, Licensee (i) shall (and shall cause its Affiliates and Permitted Sublicensees to) use Commercially Reasonable Efforts to fully cooperate with Licensor or its designee and promptly transfer the conduct of all such clinical trials to Licensor or its designee in accordance with the Applicable Laws, or (ii) shall (and shall cause its Affiliates and Permitted Sublicensees to) orderly wind down in accordance with the Applicable Laws the conduct of such clinical trials that are not requested to be transferred to Licensor or its designee; and

13.8.1.6. Licensee shall (and shall cause its Affiliates and Permitted Sublicensees to) promptly transfer and assign to Licensor or its designee, at no costs, all Product Data generated from the Development, Manufacture and Commercialization of the Licensed Compound or any Licensed Product, including, without limitation, all clinical trial data and all pharmacovigilance data (including, without limitation, all adverse event databases) relating thereto in Licensee’s, its Affiliates’ or Permitted Sublicensees’ Control, which shall be Licensor’s Confidential Information.

13.8.2. Termination by Licensee. If Licensee is the terminating Party due to Licensor’s material and uncured breach under Section 13.2, Licensor’s insolvency under Section 13.3, Licensor’s Patent Challenge under Section 13.4, a Force Majeure Event under Section 13.5, or any causes under Section 13.7:

13.8.2.1. all rights under the License, if then in effect, will automatically terminate and revert to Licensor;

13.8.2.2. Licensee shall (and shall cause its Affiliates and Permitted Sublicensees to) promptly deliver to Licensor or its designee all documents, data and information in any medium relating to the Licensed Technology, and transfer and assign to Licensor or its designee all Regulatory Documents relating to the Licensed Compound or any Licensed Product, including regulatory filings made with and all Regulatory Approvals obtained from the Regulatory Authorities in the Territory, and to the extent that such transfer and assignment of any Regulatory Documents is not possible under the Applicable Laws, at Licensor’s request, withdraw and revoke such Regulatory Documents with the Regulatory Authorities; and Licensee shall take such other actions and execute such other instruments, assignments and documents as Licensor requests to effect such transfer, assignment, withdrawal or revocation;

13.8.2.3. Licensee shall and (shall cause its Affiliates and Permitted Sublicensees to) use Commercially Reasonable Efforts fully cooperate with Licensor or its designee to facilitate the orderly transition and uninterrupted Development, Manufacturing and Commercialization of the Licensed Compound and any Licensed Product in the Territory, including, without limitation, by promptly assigning or otherwise transferring to Licensor or its designee all right, title and interest in all Third Party contracts (or portions thereof) related to such Development, Manufacturing and Commercialization, as requested by Licensor and Licensee shall promptly provide a list and copies of such contracts to Licensor;

13.8.2.4. Licensor (a) shall purchase from Licensee all of the inventory of the Licensed Product and materials generated in the Development, Manufacture and Commercialization of the Licensed Product, such as drug substances and biologics, clinical brochures, and marketing and promotional materials, Controlled by or on behalf of Licensee, but at a price equal to the Manufacturing cost plus [***] within [***] from the effective date of termination; or may request Licensee to sell or distribute such inventory on behalf of Licensor in the Territory, which whereby Licensee will notify Licensor in writing within [***] of the effective date of termination whether Licensee accepts such request from Licensor, and (i) if Licensee accepts such request from Licensor, in which case the Parties shall negotiate in good faith and enter into a separate sales agreement within [***] from the effective date of termination or (ii) if Licensee declines such request from Licensor, Licensor shall complete the purchase in accordance with this Section 13.8.2.4;

13.8.2.5. If any clinical trials for the Licensed Compound or any Licensed Product are being conducted by or on behalf of Licensee, its Affiliates or Permitted Sublicensees, at Licensor’ request on a trial-by-trial basis, Licensee (i) shall (and shall cause its Affiliates and Permitted Sublicensees to) use Commercially Reasonable Efforts to cooperate with Licensor or its designee and promptly transfer the conduct of all such clinical trials to Licensor or its designee in accordance with the Applicable Laws, or (ii) shall (and shall cause its Affiliates and Permitted Sublicensees to) orderly wind down in accordance with the Applicable Laws the conduct of such clinical trials that are not requested to be transferred to Licensor or its designee; and

13.8.2.6. Licensee shall (and shall cause its Affiliates and Permitted Sublicensees to) promptly transfer and assign to Licensor or its designee, at Licensor’s reasonable costs and expenses, all Product Data generated from the Development, Manufacture and Commercialization of the Licensed Compound or any Licensed Product, including, without limitation, all clinical trial data and all pharmacovigilance data (including, without limitation, all adverse event databases) relating thereto in Licensee’s, its Affiliates’ or Permitted Sublicensees’ Control, which shall be Licensor’s Confidential Information.

13.8.3. Expiration or termination of this Agreement will not relieve the Parties of any obligations including, without limitation, any payment obligations that accrued prior to such expiration or termination. The obligations and rights of the Parties under the following provisions of this Agreement will survive the expiration or termination of this Agreement: Article 1, Article 7 (with respect to Licensee’s payment obligations prior to the termination or expiration of the Agreement), Section 9.1, Section 10, Section 11.6, Section 12.1, Section 13.8, Section 13.9, Section 14, Section 15 and Section 16.

13.8.4. Within [***] following the expiration or termination of this Agreement, subject to this Section 13.8, the Receiving Party shall deliver to the Disclosing Party any and all Confidential Information of the Disclosing Party in the Receiving Party’s, its Affiliates’ or Permitted Sublicensees’ (in case of Licensee) or licensees’ (in case of Licensor) possession, or at the Disclosing Party’s option, destroy such Confidential Information, and upon the Disclosing Party’s reasonable written request, certify the same in writing to the Disclosing Party. For the avoidance of doubt, the provision above shall not apply to: (i) Confidential Information which the Receiving Party or its Affiliates are required to retain by the Applicable Laws or Regulatory Authorities, including, without limitation, for the Receiving Party’s or its Affiliates’ internal archive purpose; or (ii) Confidential Information which is stored electronically by the Receiving Party’s or its Representatives’ automatic archiving or back-up systems, to the extent that such deletion would be technologically impracticable; provided that, such retained or stored Confidential Information may only be used for the Receiving Party’s or its Affiliates’ internal archive purpose.

13.8.5. Within [***] following the expiration or termination of this Agreement, Licensee shall prepare and provide to Licensor a true-up report, reflecting (i) the actual aggregate Net Sales of any Licensed Product sold during the Term; and (ii) the actual Royalty Payments due to Licensor based on the actual aggregate Net Sales of the Licensed Product sold during the Term and the applicable royalty rates set forth above. If such calculation shows any underpayments, Licensee shall pay such underpaid amount to Licensor within [***] of Licensor’s notification, and if such calculation shows overpayments, Licensor will refund to Licensee such overpaid amount within [***] of its notification.

13.9. Remedies. Termination of this Agreement will not preclude either Party from claiming or seeking to any other damages, compensation or relief that it may otherwise be entitled to.

14. INDEMNIFICATION; INSURANCE

14.1. Indemnification by Licensee. Licensee hereby agrees to save, defend, indemnify and hold harmless Licensor, its Affiliates, their respective officers, directors, employees, agents and stockholders (each, an “Licensor Indemnitee”) from and against any and all losses, damages, liabilities, expenses and costs, including reasonable attorneys’ fees (“Losses”), to which an Licensor Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party, including any Regulatory Authority (“Claim”), to the extent such Losses arise directly or indirectly from (i) a breach by Licensee, or its Affiliates or Permitted Sublicensees of any applicable representation, warranty, covenant or obligation under this Agreement, or (ii) the Development, Manufacture, Commercialization, handling, storage, sale or disposition of the Licensed Compound or any Licensed Product by Licensee, its Affiliates, or Permitted Sublicensees; except to the extent that (i) the Licensor Indemnitees fail to comply with the indemnification procedures set forth in Section 14.3 and Licensee’s defense of the relevant Claim is materially prejudiced by such failure, (ii) such Claim primarily arises from any activity or occurrence for which Licensor is obligated to indemnify the Licensee Indemnitees under Section 14.2, or (iii) such Losses result from the gross negligence or willful misconduct of Licensor, its Affiliates or other Licensor Indemnitees.

14.2. Indemnification by Licensor. Licensor hereby agrees to save, defend, indemnify and hold harmless Licensee, its Affiliates, their respective officers, directors, employees, agents and stockholders (each, an “Licensee Indemnitee”) from and against any and all Losses, to which an Licensee Indemnitee may become subject as a result of any Claim, to the extent such Losses arise directly or indirectly from (i) a breach by Licensor or its Affiliates of any applicable representation, warranty, covenant or obligation under this Agreement, or (ii) the Development, Manufacture, Commercialization, handling, storage, sale or disposition of the Licensed Compound or any Licensed Product by Licensor or its Affiliates; except to the extent (i) the Licensee Indemnitees fail to comply with the indemnification procedures set forth in Section 14.3 and Licensor’s defense of the relevant Claim is materially prejudiced by such failure, (ii) such Claim primarily arises from any activity or occurrence for which Licensee is obligated to indemnify the Licensor Indemnitees under Section 14.1, or (iii) such Losses result from the gross negligence or willful misconduct of Licensee, its Affiliates or other Licensee Indemnitees.

14.3. Indemnification Procedures. The Party or any other indemnitees claiming indemnity under this Article 14 (the “Indemnified Party”) shall give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of the applicable Claim and shall offer control of the defense of such Claim to the Indemnifying Party, and the Indemnifying Party shall have the right to assume and conduct the defense of the Claim with counsel of its choice. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s reasonable costs and expenses, in connection with the defense of the Claim for which indemnity is being sought. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its own costs and expenses. The Indemnifying Party shall not settle any Claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld, delayed or conditioned, unless the settlement involves only the payment of money. So long as the

Indemnifying Party is actively defending the Claim in good faith, the Indemnified Party shall not settle or compromise any such Claim without the prior written consent of the Indemnifying Party. Notwithstanding the foregoing, if the Indemnifying Party does not assume and conduct the defense of the Claim as provided above, (i) the Indemnified Party may assume and conduct the defense of the Claim with counsel of its choice, consent to the entry of any judgment, or enter into any settlement with respect to such Claim in any manner the Indemnified Party may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (ii) the Indemnifying Party shall remain responsible to indemnify the Indemnified Party as provided in this Article 14.

14.4. Insurance. Each Party and its Affiliates and Permitted Sublicensees shall, at their own costs and expenses, maintain the insurance as (i) required by the Applicable Laws or (ii) necessary or reasonable useful to cover Losses arising from or related to this Agreement.

15. DISPUTE RESOLUTION

15.1. The Parties recognize that disputes may arise in relation to this Agreement. If the Parties cannot resolve any such dispute within [***] after a written notice thereof from a Party to the other Party, either Party may, by written notice to the other, refer such dispute to senior executives of the Parties. The senior executives shall negotiate in good faith to resolve the dispute within [***] after such reference. During such period of negotiations, any relevant time periods related to a Party’s obligations under this Agreement in connection with such dispute, including any cure period with respect thereto, shall be tolled. If the senior executives are unable to resolve the dispute within such period of negotiations, except for any Dispute required to be arbitrated pursuant to Section 15.2, either Party may pursue any remedy available to it at law or in equity, subject to the terms and conditions of this Agreement.

15.2. Any dispute, controversy or claim that arises from or is related to a breach or termination of this Agreement but does not constitute an Excluded Claim (each, a “Dispute”) shall be resolved by binding arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules then in force (“HKIAC Rules”). The seat of arbitration shall be Hong Kong. The language of the arbitration shall be English. Any situation not expressly covered by this Agreement shall be decided in accordance with the HKIAC Rules. The decision rendered in any such arbitration, absent a manifest error, shall be final and not appealable. As used in this Section, the term “Excluded Claim” shall mean a dispute that concerns the validity, enforceability or infringement of any patent relating to the Licensed Technology, Joint Improvements, Licensor Improvements or Licensee Improvements.

15.3. The arbitration shall be conducted by a panel of three (3) arbitrators experienced in the biopharmaceutical business, each of whom shall not be a current or former employee or director, or a then-current stockholder, of either Party or any of its Affiliates (the “Panel”). Each Party shall appoint one (1) arbitrator and the third arbitrator shall be appointed by HKIAC. The arbitrators may, in the award, allocate all or part of the costs of the arbitration, including the fees of the arbitration and the reasonable attorneys’ fees of the prevailing Party.

15.4. A written award shall be rendered by the Panel following a full comprehensive hearing, no later than [***] following the selection of the arbitrators as provided for in Section 15.3 (the “Award”).

15.5. The Award rendered by the Panel may be entered in any court having jurisdiction thereof. The Award shall be promptly paid in RMB or another currency designated by the recipient of the Award, free of any tax, deduction or offset; and any costs, fees or taxes incident to enforcing the Award shall, to the maximum extent permitted by the Applicable Laws, be charged against the Party resisting enforcement. Such Award may include an appropriate allocation of the prevailing Party’s attorneys’ fees. Each Party agrees to abide by the Award rendered in the arbitration conducted pursuant to this Article 15. The Award shall include interest from the date of the Award until paid in full, at a rate fixed by the Panel, and the Panel may, in their discretion, award pre-judgment interest.

15.6. Except as set forth in Section 15.5, each Party shall bear its own legal fees. The Panel may, at its sole discretion, assess their fees, costs, and expenses against the Party losing the arbitration or apportion their fees, costs and expenses between the Parties.

15.7. Nothing in this Article 15 shall preclude either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a Dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding.

15.8. All proceedings and decisions of the Panel shall be deemed Confidential Information of each Party, and shall be subject to Article 10. Except to the extent necessary to confirm or enforce the Award or as may be required by the Applicable Laws, neither Party nor any member of the Panel may disclose the existence, content, Award, or other results of the arbitration without the prior written consent of both Parties.

15.9. Any relevant time period related to a Party’s obligations under this Agreement in connection with a Dispute, including any cure period with respect thereto, shall be tolled during the dispute resolution proceeding pursuant to this Article 15 for such Dispute.

16. MISCELLANEOUS PROVISIONS

16.1. Limitation of Liability. Neither Party shall be liable to the other Party for any special, consequential, incidental, punitive, or indirect damages arising from or relating to this Agreement, regardless of any notice of the possibility of such damages.

16.2. Governing Law. This Agreement and all questions, disputes, suits, actions, or proceedings that arise under or in any way relates to the existence, validity, interpretation, breach, termination, or performance of this Agreement or any transactions contemplated thereby shall be governed by, construed according to and enforced in accordance with the laws of Hong Kong, without regard to the conflict of law principles thereof.

16.3. Entire Agreement; Modification. This Agreement (including any Exhibits hereto) constitutes the Parties’ entire agreement with respect to the matters set forth herein. This Agreement supersedes all prior and contemporaneous agreements and communications, whether oral, written or otherwise, concerning such matters contained herein. No rights or licenses with respect to any intellectual property of either Party are granted hereunder or in connection herewith, other than those expressly granted in this Agreement. No trade customs, courses of dealing or courses of performance by the Parties shall modify, supplement or explain any terms used in this Agreement. This Agreement may only be amended, modified or supplemented in a writing expressly stated for such purpose and signed by the Parties.

16.4. Relationship. The Parties’ relationship, as established by this Agreement, is solely that of independent contractors. This Agreement does not create any partnership, joint venture or similar business relationship between the Parties. Neither Party is a legal representative of the other Party, and neither Party can assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever.

16.5. Non-Waiver. The failure of a Party to insist upon strict performance of any provision of this Agreement or to exercise any right arising out of this Agreement shall neither impair that provision or right nor constitute a waiver of that provision or right, in whole or in part, in that instance or in any other instance. Any waiver by a Party of a particular provision or right shall be in writing and signed by such Party and as to a particular matter and period of time.

16.6. Assignment. Neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either Party without the other Party’s prior written consent; provided that a Party may assign this Agreement without the other Party’s consent:

16.6.1. To its successor in connection with the transfer or sale of all or substantially all of the assets of such Party to which this Agreement relates, whether by merger, sale of stock, sale of assets or otherwise, provided that such successor executes a written agreement, in the form reasonably acceptable to the non-transferring Party, explicitly confirming agreement with all the terms and conditions of this Agreement, and provided further, regardless whether this Agreement is actually assigned or is assumed by an acquiring party by operation of law (e.g., in the context of a reverse triangular merger), the intellectual property rights of the acquiring party to such transaction, existing prior to such transaction or after such transaction but not related to this Agreement, will not be included in the License in accordance with this Agreement; or

16.6.2. To an Affiliate of the assigning Party, provided that such Affiliate executes a written agreement, in the form reasonably acceptable to the non-transferring Party, explicitly confirming agreement with all the terms and conditions of this Agreement and provided further that the assigning Party and such Affiliate will be jointly and severally liable and responsible to the non-transferring Party hereto for the performance and observance all such duties and obligations of the assigning Party by such Affiliate.

16.6.3. Notwithstanding anything to the contrary hereunder, Licensor may freely assign its rights to receive payment hereunder in whole or in part to any Affiliate or Third Party and shall, have the right to disclose this Agreement on a confidential basis in connection therewith, provided, however, that Licensor shall provide Licensee with a no less than [***] written notice of the identify of such Affiliate or Third Party, to which the right to receive payment is assigned or contemplated to assign.

16.6.4. The rights and obligations of the Parties under this Agreement will be binding upon and inure to the benefit of the successors and permitted assigns of the Parties, including the Parties’ agreement with respect to dispute resolution and governing law as set forth in Article 15 and Section 16.2. Any assignment not in accordance with this Agreement will be void.

16.7. No Third Party Beneficiaries. This Agreement is neither expressly nor impliedly made for the benefit of any party other than the Parties and their Indemnitees.

16.8. Severability. In the event any provision of this Agreement is held invalid, illegal or unenforceable, to the fullest extent permitted by the Applicable Laws, (a) the Parties shall negotiate in good faith and amend this Agreement to agree on a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and (b) if the rights and obligations of the Parties will not be materially and adversely affected, all other provisions of this Agreement shall remain in full force and effect. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such other provisions.

16.9. Notices. Except as expressly provided hereunder, any notice required or permitted under this Agreement shall be in writing. Any such notice must be delivered either in person, by any method of mail (postage prepaid) requiring return receipt, or by overnight courier or facsimile confirmed thereafter by any of the foregoing, to the Party to be notified at its address(es) given below, or at any address such party has previously designated by prior written notice to the other. Notice shall be deemed sufficiently given for all purposes upon the earlier of: (a) the date of actual receipt, if hand-delivered; (b) if mailed by first class certified or registered airmail, postage prepaid, return receipt requested, [***] after the date of postmark; (c) if delivered by internationally recognized overnight courier, the next Business Day the courier regularly makes deliveries (taking into consideration the location of the sending Party and the receiving Party); (d) on the day of dispatch if sent by confirmed facsimile; or (e) upon delivery receipt confirming that the notice was delivered to the recipient’s e-mail if sent by electronic mail, provided that such notice is also sent by a reputable courier service or first class certified or registered airmail, postage prepaid, return receipt requested.

If to Licensee, notices must be addressed to:

Simcere Pharmaceutical Co., Ltd.

699-18 Xuanwu Avenue, Xuanwu District, Nanjing, Jiangsu

Attention: Xianjun Guo

Telephone: +86 13916527506

E-mail: guoxianjun@simcere.com

If to Licensor, notices must be addressed to:

Connect Biopharma HongKong Limited

Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong

Attention: Leo Mao/Jeff Jiang

Telephone: 0512-53577866

E-mail: qxpan@connectpharm.com/

fjiang@connectpharm.com

4th Floor, East R&D Building, Science & Technology Park, No.6 Beijing West Road, Tai Cang, Jiangsu, China

Attention: Leo Mao

Telephone: 0512-53577866

E-mail: qxmao@connectpharm.com

16.10. Force Majeure. Both Parties shall be excused from the performance of their respective obligations under this Agreement to the extent that such performance is prevented by a Force Majeure Event; provided that the non-performing Party shall provide written notice thereof to the other Party within [***] after its occurrence. Such excuse shall be continued only for so long as (a) the condition constituting the Force Majeure Event continues and (b) the non-performing Party uses Commercially Reasonable Efforts to remove the condition. Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a Force Majeure Event affecting such Party. Upon cessation of such force majeure event, the non-performing Party will promptly resume performance hereunder.

16.11. Assistance. Each Party will, at the reasonable request of the other Party, use reasonable efforts to execute and deliver additional instruments or documents, and to perform further acts, as are necessary in order to effectuate and carry out this Agreement; provided that the foregoing shall not require a Party to incur additional expenses or grant new rights to the other Party. The Parties agree to act in good faith and enter into any additional agreements as reasonably necessary for the Development, Manufacture and Commercialization of the Licensed Compound or any Licensed Product, subject to the terms and conditions of this Agreement.

16.12. Interpretation and Language. The captions to the several Articles and Sections of this Agreement are not a part of the terms of this Agreement but are included for convenience of reference only and shall not be used in construing or interpreting this Agreement. In this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) the singular shall include the plural and vice versa; (c) masculine, feminine and neuter pronouns and expressions shall be interchangeable; (d) except where the context requires otherwise, “or” has the inclusive meaning represented by the phrase “and/or”; and (e) a reference to any document includes any supplements and amendments to such document. The terms of this Agreement are mutually agreed by the Parties and no rule of strict construction shall be applied against either Party. The controlling language of this Agreement is Chinese. Any translation of this Agreement in another language shall be deemed for convenience only and shall never prevail over the original Chinese version.

16.13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original document, and all of which, together with this writing, shall be deemed one instrument. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other document related to this Agreement, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, PDF, JPG or TIF) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (such as those created, generated, sent, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by the Applicable Laws.

{Signature Page Follows}

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement.

[***]